# Dreyfus
# LifeTime
# Portfolios, Inc.

**SEMIANNUAL REPORT** March 31, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

# Contents



Dreyfus LifeTime Portfolios, Inc.

# The Portfolio

## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus LifeTime Portfolios, Inc., covering the six-month period from October 1, 2007, through March 31, 2008.

The reporting period proved to be one of the more challenging times for investors in recent memory. The U.S. economy sputtered under the weight of plunging housing values, and a credit crisis that originated in the taxable bond market's sub-prime mortgage sector spread to other areas of the financial markets. These developments produced heightened volatility in the stock and bond markets. Financial stocks were hit particularly hard due to sub-prime related turmoil, as were areas of the stock and bond markets that historically have been considered sensitive to economic downturns.

The Federal Reserve Board and the U.S. government have adopted stimulative monetary and fiscal policies in an effort to boost market liquidity and the economy. While it is too early to tell how effective their actions will be, the time is right to position your portfolio for the investment challenges and opportunities that may arise. As always, we encourage you to stay in close contact with your financial advisor, who can help you maintain a disciplined approach and a long-term perspective, which historically have been key to investment success over the long run.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
April 15, 2008



## DISCUSSION OF PERFORMANCE

*For the period of October 1, 2007, through March 31, 2008, as provided by Jocelin A. Reed, CFA, Portfolio Manager*

### Portfolio and Market Performance Overview

For the six-month period ended March 31, 2008, Dreyfus LifeTime Portfolios produced the following total returns:[1]

| Growth Portfolio | | Customized Blended Index[2] |
| --- | --- | --- |
| Investor Shares | -13.38% | -9.74% |
| Restricted Shares | -13.23% | |
| **Growth and Income Portfolio** | | |
| Investor Shares | -6.61% | -3.76% |
| Restricted Shares | -6.51% | |
| **Income Portfolio** | | |
| Investor Shares | -0.02% | 1.44% |
| Restricted Shares | -0.20% | |

Total returns for the Growth Portfolio and the Growth and Income Portfolio also compare to a –12.46% total return for the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") for the same period. The total return for the Income Portfolio also compares to a 5.99% total return for the Lehman Brothers Intermediate Government/Credit Bond Index (the "Lehman Bond Index") for the reporting period.[3]

The Growth Portfolio and the Growth and Income Portfolio produced lower returns than their respective customized blended indexes during the reporting period, largely due to our emphasis on stocks. The Income Portfolio modestly trailed its benchmark, mainly due to significant trading expenses that the Income Porfolio experienced this period.

### The Portfolios' Investment Approach

Dreyfus LifeTime Portfolios consists of three separate portfolios, each offering a range of investment approaches and varying asset allocations. All three portfolios typically invest in stocks and bonds and are managed using the same basic investment philosophy; however, each portfolio's asset allocation varies according to its own investment goals and risk tolerance levels.

For example, the Growth Portfolio, the most aggressive of the three, has a neutral mix of 80% of its assets in stocks and 20% in investment-grade bonds. Depending on market and economic conditions, the portfolio's actual mix of stocks to bonds may range from 100%/0% to 65%/35%. The portfolio may invest up to 25% of its net assets in foreign securities.

The Growth and Income Portfolio, a relatively more moderate portfolio, has a neutral asset mix of 50% in stocks and 50% in investment-grade bonds. Depending on market and economic conditions, the actual mix of stocks to bonds may range from 35%/65% to 65%/35%. The portfolio may invest up to 15% of its net assets in foreign securities.

The actual makeup of the Growth Portfolio and the Growth and Income Portfolio will vary over time according to our view of prevailing market conditions.

Finally, the Income Portfolio, the most conservative of the three, typically maintains an asset allocation of approximately 67.5% in investment-grade bonds, 22.5% in stocks of companies whose total market values are more than $1.4 billion, and 10% in cash. The portfolio may invest directly in securities comprising the relevant index or may (but not be required to) use derivatives whose performance is tied to the benchmark index.

### Investor Sentiment Shifted in Favor of Bonds over Equities

For some time, the Growth Portfolio and the Growth and Income Portfolio benefited from maintaining maximum equity allocations, as we were concerned that the fixed-income markets faced a number of inflationary risks, including a weak U.S. dollar, high commodities prices and spiking consumer interest rates. However, as stock prices fell during the reporting period amid a deteriorating economy, investors flocked to the relative "safe havens" of U.S. government securities. Given our emphasis on stocks over bonds, these two portfolios lagged their blended benchmarks after several years of solid outperformance.

### Positive Stock Selections Helped Minimize Losses

The financials area, the S&P 500 Index's worst-performing sector, produced some of the portfolios' better relative performance as a result of a successful stock selection strategy. Winners included MasterCard and JPMorgan Chase & Co., while the fund avoided steep losses in Bear Stearns. The portfolios also gained value in the telecommunications area by owning shares of AT&T and avoiding those of Sprint Nextel. In the materials sector, higher commodities prices bolstered the stocks of U.S. Steel and Nucor.

Slightly offsetting these gains was underperformance in the energy sector, where we focused on refiners while exploration-and-production companies produced better results. In addition, a slowdown in consumer spending hurt higher-end retailers Nordstrom, Coach and Tiffany and Co., while auction house Sotheby's suffered due to weaker art sales in the third quarter. Declines in the industrials area were primarily limited to Apollo Group, a for-profit education company. In the health care sector, medical plan providers WellPoint and Humana were hurt by rising health care costs that they were unable to pass on to their customers.

As always, the composition of the fixed-income component in both the Growth and Income Portfolio and the Income Portfolio has continued to resemble that of its blended benchmark. Citing a weakening economy and liquidity concerns, the Federal Reserve Board reduced short-term interest rates from 4.75% to 2.25% by the end of the reporting period. U.S. Treasury securities produced some of the fixed-income market's stronger gains, followed by U.S. government agency securities and corporate securities.

### Portfolios Continue to Maintain Emphasis on Equities

While it may appear to be a contrarian position in the current environment, we continue to believe that equities represent better investment values than bonds. Recent pullbacks in stock prices have improved valuations, while the fixed-income markets continue to face significant inflation risks. Therefore, we have maintained the funds' relatively robust allocations to equities.

April 15, 2008

**Asset Class Exposure as of March 31, 2008**

## Growth and Income Portfolio



Short Term and Net Cash
0.94%

Foreign Equity
8.39%

Small Cap
Domestic Equity
11.93%

Fixed Income
36.04%

Large Cap
Domestic Equity
42.70%

## Growth Portfolio



Short Term and Net Cash
0.08%

Foreign Equity
18.33%

Small Cap
Domestic Equity
17.10%

Large Cap
Domestic Equity
64.49%

1   *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. Return figure provided for the Income portfolio reflects the absorption of certain Income Portfolio expenses by The Dreyfus Corporation pursuant to an agreeemnt in effect through September 30, 2008, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the Income Portfolio's Investor and Restricted shares return would have been lower.*

[2] *For the Growth Portfolio, the Customized Blended Index has been prepared by the portfolio for purposes of more accurate comparison to the Growth Portfolio's overall portfolio composition. We have combined the performance of unmanaged indices reflecting the baseline percentage set forth in the prospectus, but in greater detail than the broader prospectus baseline percentages: Domestic Large Company Stocks — 54.4%; Domestic Small Company Stocks — 13.6%; Foreign Stocks — 12%; Domestic Bonds — 17%; and Foreign Bonds — 3%. The Customized Blended Index combines returns from the Standard & Poor's 500 Composite Stock Price Index, the Russell 2000 Index, the Morgan Stanley Capital International Europe, Australasia, Far East (Free) Index — Hedged $U.S. (MSCI EAFE), the Lehman Brothers Intermediate Government/Credit Bond Index ("Lehman Brothers Index") and the J.P. Morgan Non-U.S. Government Bond Index — Hedged ("J.P. Morgan Global Index") and is weighted to the aforementioned baseline percentages. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. The Russell 2000 Index is an unmanaged index of small-cap stock performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization. The MSCI EAFE is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries and includes net dividends reinvested. The Lehman Brothers Index is a widely accepted, unmanaged index of government and corporate bond market performance composed of U.S. government, Treasury and agency securities, fixed-income securities and nonconvertible investment-grade corporate debt, with an average maturity of 1-10 years. The J.P. Morgan Global Index is an index that measures return on bonds from 12 world markets, hedged into U.S. dollars. This index does not include a U.S. bond component. None of the foregoing indices reflects account charges, fees or other expenses. For the Growth and Income Portfolio, we have combined the performance of unmanaged indices reflecting the baseline percentages set forth in the prospectus, but in greater detail than the broader prospectus baseline percentages: Domestic Large Company Stocks — 36%; Domestic Small Company Stocks — 9%; Foreign Stocks — 5%; Domestic Bonds — 45%; and Foreign Bonds — 5%. The Customized Blended Index combines returns from the S&P 500 Index, the Russell 2000 Index, the MSCI EAFE, the Lehman Brothers Index and the J.P. Morgan Global Index and is weighted to the aforementioned baseline percentages. The indices are described above. For the Income Portfolio, we have combined the performance of unmanaged indices reflecting the baseline percentages set forth in the prospectus, but in greater detail than the broader prospectus baseline percentages: Bonds — 67.5%; Stocks — 22.5%; and Treasury Bills — 10%. The Customized Blended Index combines returns from the Lehman Brothers Index, the S&P 500 Index (both described above) and the 90-day Treasury bill rate, as it changes from time to time, and is weighted to the aforementioned baseline percentages.*

[3] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The S&P 500 Index and the Lehman Brothers Intermediate Government/Credit Bond Index are described above.*

# UNDERSTANDING YOUR PORTFOLIO'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemptions fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.*

### Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each portfolio from October 1, 2007 to March 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

| **Expenses and Value of a $1,000 Investment** assuming actual returns for the six months ended March 31, 2008 | Restricted Class Shares | Investor Class Shares |
| --- | --- | --- |
| **LifeTime Income Portfolio** | | |
| Expenses paid per $1,000† | $ 4.50 | $ 5.00 |
| Ending value (after expenses) | $998.00 | $999.80 |
| **LifeTime Growth and Income Portfolio** | | |
| Expenses paid per $1,000† | $ 5.80 | $ 7.54 |
| Ending value (after expenses) | $934.90 | $933.90 |
| **LifeTime Growth Portfolio** | | |
| Expenses paid per $1,000† | $ 5.93 | $ 7.74 |
| Ending value (after expenses) | $867.70 | $866.20 |

† *Expenses are equal to the LifeTime Income Portfolio's annualized expense ratio of .90% for Restricted Class and 1.00% for Investor Class, LifeTime Growth and Income Portfolio 1.20% for Restricted Class and 1.56% for Investor Class and LifeTime Growth Portfolio 1.27% for Restricted Class and 1.66% for Investor Class, multiplied by the respective portfolio's average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

## COMPARING YOUR PORTFOLIO'S EXPENSES
### WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

| **Expenses and Value of a $1,000 Investment** assuming a hypothetical 5% annualized return for the six months ended March 31, 2008 | Restricted Class Shares | Investor Class Shares |
|---|---|---|
| **LifeTime Income Portfolio** | | |
| Expenses paid per $1,000† | $ 4.55 | $ 5.05 |
| Ending value (after expenses) | $1,020.50 | $1,020.00 |
| **LifeTime Growth and Income Portfolio** | | |
| Expenses paid per $1,000† | $ 6.06 | $ 7.87 |
| Ending value (after expenses) | $1,019.00 | $1,017.20 |
| **LifeTime Growth Portfolio** | | |
| Expenses paid per $1,000† | $ 6.41 | $ 8.37 |
| Ending value (after expenses) | $1,018.65 | $1,016.70 |

† *Expenses are equal to the LifeTime Income Portfolio's annualized expense ratio of .90% for Restricted Class and 1.00% for Investor Class, LifeTime Growth and Income Portfolio 1.20% for Restricted Class and 1.56% for Investor Class and LifeTime Growth Portfolio 1.27% for Restricted Class and 1.66% for Investor Class, multiplied by the respective portfolio's average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

## STATEMENT OF INVESTMENTS

March 31, 2008 (Unaudited)

### Income Portfolio

| Bonds and Notes—66.5% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Aerospace & Defense—.5%** | | | | |
| General Dynamics, Gtd. Notes | 5.38 | 8/15/15 | 25,000 | 26,350 |
| United Technologies, Sr. Unscd. Notes | 7.13 | 11/15/10 | 50,000 | 55,141 |
| | | | | **81,491** |
| **Automobile Manufacturers—.3%** | | | | |
| Daimler Finance North America, Gtd. Notes | 8.00 | 6/15/10 | 50,000 | **53,562** |
| **Banks—5.8%** | | | | |
| Bank of America, Sub. Notes | 5.30 | 3/15/17 | 35,000 | 34,825 |
| Bank One, Sub. Notes | 5.90 | 11/15/11 | 40,000 | 42,471 |
| Citigroup, Sub. Notes | 5.50 | 2/15/17 | 45,000 | 42,224 |
| Deutsche Bank Financial, Notes | 5.38 | 3/2/15 | 70,000 | 71,233 |
| HSBC Holdings, Sub. Notes | 5.25 | 12/12/12 | 95,000 | 94,388 |
| KFW, Gov't Gtd. Notes | 4.63 | 1/20/11 | 140,000 | 150,083 |
| KFW, Gov't Gtd. Notes | 4.75 | 5/15/12 | 40,000 | 42,761 |
| Rentenbank, Govt. Gtd. Bonds | 5.13 | 2/1/17 | 35,000 | 38,435 |
| Royal Bank of Scotland Group, Sub. Notes | 6.38 | 2/1/11 | 110,000 | 114,837 |
| Sanwa Finance Aruba, Gtd. Notes | 8.35 | 7/15/09 | 100,000 | 105,314 |
| SMBC International Finance, Gtd. Notes | 8.50 | 6/15/09 | 150,000 | 159,714 |
| Wachovia, Sub. Notes | 5.63 | 10/15/16 | 40,000 | 38,225 |
| Wachovia, Sr. Unscd. Notes | 5.75 | 6/15/17 | 20,000 | 19,446 |
| | | | | **953,956** |

## Income Portfolio (continued)

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Building & Construction−.1%** | | | | |
| CRH America, <br> Gtd. Notes | 5.30 | 10/15/13 | 25,000 | **24,394** |
| **Cable & Media−.2%** | | | | |
| Comcast, <br> Gtd. Notes | 4.95 | 6/15/16 | 35,000 | **32,633** |
| **Chemicals−.6%** | | | | |
| Dow Chemical, <br> Sr. Unscd. Notes | 6.13 | 2/1/11 | 50,000 | 52,593 |
| Monsanto, <br> Sr. Unscd. Notes | 7.38 | 8/15/12 | 35,000 | 39,307 |
| | | | | **91,900** |
| **Diversified Financial Services−6.4%** | | | | |
| American International Group, <br> Sr. Unscd. Notes | 4.25 | 5/15/13 | 35,000 [a] | 33,239 |
| AXA Financial, <br> Sr. Notes | 7.75 | 8/1/10 | 75,000 | 82,063 |
| Capital One Financial, <br> Sr. Unscd. Notes | 6.75 | 9/15/17 | 20,000 | 19,004 |
| CIT Group, <br> Sr. Unscd. Notes | 5.13 | 9/30/14 | 40,000 | 30,484 |
| Citigroup, <br> Sr. Unscd. Notes | 5.30 | 1/7/16 | 45,000 | 43,432 |
| Citigroup, <br> Sr. Unscd. Notes | 6.00 | 2/21/12 | 70,000 | 71,525 |
| Diageo Capital, <br> Gtd. Notes | 5.75 | 10/23/17 | 45,000 | 46,170 |
| European Investment Bank, <br> Sr. Unscd. Bonds | 5.13 | 9/13/16 | 30,000 | 32,723 |
| General Electric Capital, <br> Sr. Unscd. Notes | 5.40 | 2/15/17 | 35,000 | 35,603 |
| General Electric Capital, <br> Sr. Unscd. Notes, Ser. A | 5.45 | 1/15/13 | 45,000 | 47,182 |
| Goldman Sachs Group, <br> Sr. Unscd. Notes | 5.35 | 1/15/16 | 35,000 | 34,200 |
| Goldman Sachs Group, <br> Sub. Notes | 5.63 | 1/15/17 | 15,000 | 14,414 |

## Income Portfolio (continued)

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Diversified Financial Services (continued)** | | | | |
| Goldman Sachs Group, Sr. Unscd. Notes | 5.95 | 1/18/18 | 50,000 | 49,603 |
| Goldman Sachs Group, Sr. Unscd. Notes | 6.60 | 1/15/12 | 50,000 | 52,910 |
| Household Finance, Sr. Unscd. Notes | 6.38 | 11/27/12 | 30,000 | 30,415 |
| HSBC Finance, Notes | 5.00 | 6/30/15 | 45,000 | 42,418 |
| International Lease Finance, Sr. Unscd. Notes | 5.00 | 4/15/10 | 130,000 | 130,147 |
| Jefferies Group, Sr. Unscd. Notes | 7.75 | 3/15/12 | 25,000 | 26,847 |
| Lehman Brothers Holdings, Sr. Unscd. Notes | 5.63 | 1/24/13 | 30,000 | 29,201 |
| Lehman Brothers Holdings, Sub. Notes | 6.50 | 7/19/17 | 30,000 | 28,538 |
| Merrill Lynch & Co., Sub. Notes | 6.05 | 5/16/16 | 50,000 | 47,521 |
| National Rural Utilities Cooperative Finance, Coll. Trust Notes | 4.38 | 10/1/10 | 35,000 | 35,683 |
| Prudential Financial, Sr. Unscd. Notes | 5.50 | 3/15/16 | 40,000 | 40,239 |
| Travelers Cos., Jr. Sub. Bonds | 6.25 | 3/15/67 | 55,000 [a] | 48,591 |
| | | | | **1,052,152** |
| **Electric Utilities−1.0%** | | | | |
| Centerpoint Energy, Sr. Unscd. Notes | 5.95 | 2/1/17 | 15,000 | 14,993 |
| Florida Power, First Mortgage Bonds | 5.10 | 12/1/15 | 50,000 | 50,901 |
| Hydro Quebec, Gov't Gtd. Debs., Ser. JL | 6.30 | 5/11/11 | 30,000 | 32,819 |
| Ohio Power, Sr. Unscd. Notes, Ser. K | 6.00 | 6/1/16 | 40,000 | 40,240 |

## Income Portfolio (continued)

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Electric Utilities (continued)** | | | | |
| Virginia Electric and Power, Sr. Unscd. Notes, Ser. A | 4.75 | 3/1/13 | 25,000 | 25,611 |
| | | | | **164,564** |
| **Food & Beverages—1.1%** | | | | |
| Bottling Group, Sr. Unscd. Notes | 5.50 | 4/1/16 | 29,000 | 30,188 |
| ConAgra Foods, Sr. Unscd. Notes | 7.88 | 9/15/10 | 55,000 | 60,120 |
| General Mills, Sr. Unscd. Notes | 5.70 | 2/15/17 | 35,000 | 35,349 |
| Sara Lee, Sr. Unscd. Notes | 6.25 | 9/15/11 | 50,000 | 53,012 |
| | | | | **178,669** |
| **Foreign/Governmental—2.0%** | | | | |
| European Investment Bank, Sr. Unscd. Notes | 4.63 | 5/15/14 | 35,000 | 37,164 |
| Export-Import Bank of Korea, Unscd. Bonds | 5.13 | 3/16/15 | 95,000 | 91,397 |
| International Bank for Reconstruction & Development, Notes | 3.63 | 5/21/13 | 80,000 | 81,881 |
| Province of Manitoba Canada, Debs., Ser. FH | 4.90 | 12/6/16 | 25,000 | 26,890 |
| Province of Ontario Canada, Unscd. Notes | 4.50 | 2/3/15 | 20,000 | 20,951 |
| Republic of Italy, Sr. Unsub. Notes | 5.63 | 6/15/12 | 25,000 | 27,526 |
| United Mexican States, Sr. Unscd. Notes | 5.63 | 1/15/17 | 34,000 [b] | 35,819 |
| | | | | **321,628** |
| **Health Care—.7%** | | | | |
| Abbott Laboratories, Sr. Unscd. Notes | 4.35 | 3/15/14 | 60,000 | 59,777 |
| Astrazeneca, Sr. Unsub. Notes | 5.90 | 9/15/17 | 25,000 | 26,475 |

## Income Portfolio (continued)

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Health Care (continued)** | | | | |
| Baxter International, | | | | |
|   Sr. Unscd. Notes | 4.63 | 3/15/15 | 15,000 | 14,730 |
| Wyeth, | | | | |
|   Sr. Unscd. Notes | 5.50 | 2/15/16 | 15,000 | 15,319 |
| | | | | **116,301** |
| **Industrial—.6%** | | | | |
| Alcoa, | | | | |
|   Sr. Unscd. Notes | 5.55 | 2/1/17 | 40,000 | 39,030 |
| Cox Communications, | | | | |
|   Sr. Notes | 5.45 | 12/15/14 | 25,000 | 24,647 |
| General Electric, | | | | |
|   Sr. Unscd. Notes | 5.00 | 2/1/13 | 35,000 | 36,293 |
| | | | | **99,970** |
| **Media—.7%** | | | | |
| Time Warner Entertainment, | | | | |
|   Gtd. Notes | 8.88 | 10/1/12 | 45,000 | 50,231 |
| Viacom, | | | | |
|   Sr. Unscd. Notes | 6.25 | 4/30/16 | 60,000 | 58,497 |
| | | | | **108,728** |
| **Oil & Gas—1.1%** | | | | |
| Canadian National Resources, | | | | |
|   Sr. Unscd. Notes | 5.15 | 2/1/13 | 25,000 | 25,530 |
| ConocoPhillips Canada Funding, | | | | |
|   Gtd. Notes | 5.63 | 10/15/16 | 10,000 | 10,497 |
| El Paso Natural Gas, | | | | |
|   Sr. Unscd. Notes | 5.95 | 4/15/17 | 50,000 | 49,293 |
| Kinder Morgan Energy Partners, | | | | |
|   Sr. Unscd. Notes | 7.13 | 3/15/12 | 40,000 | 42,533 |
| PC Financial Partnership, | | | | |
|   Gtd. Notes | 5.00 | 11/15/14 | 25,000 | 24,442 |
| Transocean, | | | | |
|   Sr. Unscd. Notes | 6.00 | 3/15/18 | 25,000 | 25,773 |
| | | | | **178,068** |
| **Property & Casualty Insurance—.3%** | | | | |
| Allstate, | | | | |
|   Sr. Unscd. Notes | 5.00 | 8/15/14 | 20,000 | 20,352 |

## Income Portfolio (continued)

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Property & Casualty Insurance (continued)** | | | | |
| Berkshire Hathaway Finance, Gtd. Notes | 4.85 | 1/15/15 | 20,000 | 20,875 |
| | | | | **41,227** |
| **Real Estate Investment Trusts—1.3%** | | | | |
| Brookfield Asset Management, Sr. Unscd. Notes | 7.13 | 6/15/12 | 100,000 | 99,921 |
| ERP Operating, Sr. Unscd. Notes | 6.63 | 3/15/12 | 40,000 | 40,679 |
| HCP, Sr. Unscd. Notes | 6.00 | 1/30/17 | 25,000 | 20,444 |
| Prologis, Scd. Notes | 5.63 | 11/15/15 | 55,000 | 50,278 |
| | | | | **211,322** |
| **Retail—1.5%** | | | | |
| Macy's Retail Holdings, Gtd. Notes | 6.63 | 4/1/11 | 50,000 | 50,053 |
| Nordstrom, Sr. Unscd. Notes | 5.63 | 1/15/09 | 200,000 | 202,168 |
| | | | | **252,221** |
| **Technology—.9%** | | | | |
| Electronic Data Systems, Sr. Unscd. Notes, Ser. B | 6.50 | 8/1/13 | 55,000 [a] | 54,575 |
| International Business Machines, Sr. Unscd. Notes | 4.75 | 11/29/12 | 85,000 | 88,063 |
| | | | | **142,638** |
| **Telecommunications—1.3%** | | | | |
| Deutsche Telekom International Finance, Gtd. Bonds | 8.00 | 6/15/10 | 30,000 [a] | 32,107 |
| SBC Communications, Sr. Unscd. Notes | 5.10 | 9/15/14 | 35,000 | 34,819 |
| Sprint Capital, Gtd. Notes | 8.38 | 3/15/12 | 60,000 | 55,545 |
| Telecom Italia Capital, Gtd. Notes | 4.95 | 9/30/14 | 30,000 | 27,339 |

## Income Portfolio (continued)

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Telecommunications (continued)** | | | | |
| Verizon New Jersey, Sr. Unscd. Bonds, Ser. A | 5.88 | 1/17/12 | 30,000 | 30,953 |
| Vodafone Group, Sr. Unscd. Notes | 5.63 | 2/27/17 | 40,000 | 38,961 |
| | | | | **219,724** |
| **Transportation–.2%** | | | | |
| Union Pacific, Sr. Unscd. Notes | 6.50 | 4/15/12 | 25,000 | **27,070** |
| **U.S. Government Agencies–12.9%** | | | | |
| Federal Farm Credit Bank, Bonds | 5.13 | 8/25/16 | 25,000 | 27,028 |
| Federal Home Loan Banks, Bonds | 3.75 | 8/18/09 | 220,000 | 224,602 |
| Federal Home Loan Banks, Bonds, Ser. 567 | 4.38 | 9/17/10 | 75,000 | 78,498 |
| Federal Home Loan Banks, Bonds, Ser. 363 | 4.50 | 11/15/12 | 95,000 | 100,335 |
| Federal Home Loan Banks, Bonds | 4.63 | 2/18/11 | 85,000 | 90,227 |
| Federal Home Loan Banks, Bonds | 4.75 | 12/16/16 | 50,000 | 52,767 |
| Federal Home Loan Banks, Bonds, Ser. VB15 | 5.00 | 12/21/15 | 35,000 | 37,620 |
| Federal Home Loan Mortgage Corp., Notes | 4.38 | 7/17/15 | 50,000 | 51,810 |
| Federal Home Loan Mortgage Corp., Notes | 4.50 | 1/15/13 | 75,000 | 79,181 |
| Federal Home Loan Mortgage Corp., Notes | 4.88 | 11/15/13 | 10,000 | 10,728 |
| Federal Home Loan Mortgage Corp., Notes | 5.00 | 7/15/14 | 60,000 | 64,827 |
| Federal Home Loan Mortgage Corp., Notes | 5.63 | 3/15/11 | 85,000 | 91,849 |
| Federal Home Loan Mortgage Corp., Notes | 5.75 | 3/15/09 | 260,000 | 268,551 |
| Federal Home Loan Mortgage Corp., Notes | 5.75 | 1/15/12 | 90,000 | 99,125 |

## Income Portfolio (continued)

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **U.S. Government Agencies (continued)** | | | | |
| Federal Home Loan Mortgage Corp., Notes | 7.00 | 3/15/10 | 150,000 | 163,517 |
| Federal National Mortgage Association, Notes | 4.38 | 9/15/12 | 50,000 | 52,697 |
| Federal National Mortgage Association, Notes | 4.38 | 10/15/15 | 70,000 | 72,498 |
| Federal National Mortgage Association, Notes | 5.00 | 3/15/16 | 35,000 | 37,454 |
| Federal National Mortgage Association, Notes | 5.38 | 6/12/17 | 75,000 | 82,521 |
| Federal National Mortgage Association, Notes | 6.13 | 3/15/12 | 115,000 | 128,423 |
| Federal National Mortgage Association, Sub. Notes | 6.25 | 2/1/11 | 40,000 | 43,058 |
| Federal National Mortgage Association, Notes | 6.63 | 9/15/09 | 205,000 | 217,813 |
| Federal National Mortgage Association, Notes | 6.63 | 11/15/10 | 40,000 | 44,147 |
| | | | | **2,119,276** |
| **U.S. Government Securities—27.0%** | | | | |
| U.S. Treasury Bonds | 7.25 | 5/15/16 | 130,000 | 167,131 |
| U.S. Treasury Bonds | 8.75 | 5/15/17 | 135,000 [b] | 190,255 |
| U.S. Treasury Bonds | 12.50 | 8/15/14 | 50,000 | 57,273 |
| U.S. Treasury Notes | 3.13 | 4/15/09 | 85,000 [b] | 86,448 |
| U.S. Treasury Notes | 3.38 | 10/15/09 | 170,000 [b] | 174,662 |
| U.S. Treasury Notes | 3.50 | 2/15/10 | 210,000 [b] | 217,399 |
| U.S. Treasury Notes | 3.50 | 2/15/18 | 40,000 | 40,244 |
| U.S. Treasury Notes | 3.63 | 7/15/09 | 220,000 [b] | 225,895 |
| U.S. Treasury Notes | 3.63 | 1/15/10 | 260,000 [b] | 269,242 |
| U.S. Treasury Notes | 3.88 | 2/15/13 | 215,000 [b] | 229,479 |
| U.S. Treasury Notes | 4.00 | 6/15/09 | 400,000 | 411,782 |
| U.S. Treasury Notes | 4.00 | 3/15/10 | 155,000 [b] | 162,145 |
| U.S. Treasury Notes | 4.25 | 8/15/13 | 210,000 [b] | 228,671 |
| U.S. Treasury Notes | 4.25 | 8/15/14 | 155,000 [b] | 169,459 |

## Income Portfolio *(continued)*

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **U.S. Government Securities (continued)** | | | | |
| U.S. Treasury Notes | 4.25 | 8/15/15 | 225,000 [b] | 245,197 |
| U.S. Treasury Notes | 4.25 | 11/15/17 | 125,000 [b] | 133,408 |
| U.S. Treasury Notes | 4.50 | 2/15/09 | 30,000 [b] | 30,764 |
| U.S. Treasury Notes | 4.50 | 3/31/12 | 200,000 [b] | 217,266 |
| U.S. Treasury Notes | 4.50 | 4/30/12 | 210,000 [b] | 228,227 |
| U.S. Treasury Notes | 4.50 | 2/15/16 | 15,000 [b] | 16,516 |
| U.S. Treasury Notes | 4.63 | 2/29/12 | 70,000 [b] | 76,382 |
| U.S. Treasury Notes | 4.63 | 11/15/16 | 205,000 [b] | 226,237 |
| U.S. Treasury Notes | 4.75 | 3/31/11 | 325,000 | 352,727 |
| U.S. Treasury Notes | 4.75 | 5/31/12 | 120,000 [b] | 131,663 |
| U.S. Treasury Notes | 5.00 | 2/15/11 | 130,000 [b] | 141,863 |
| | | | | **4,430,335** |
| **Total Bonds and Notes** (cost $10,606,800) | | | | **10,901,829** |

| Short-Term Investments–2.7% | | | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **U.S. Treasury Bills;** | | | | |
| 2.01%, 5/29/08 (cost $448,543) | | | 450,000 [c] | **449,010** |

| Other Investment–29.7% | | | Shares | Value ($) |
|---|---|---|---|---|
| **Registered Investment Company;** | | | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $4,874,000) | | | 4,874,000 [d] | **4,874,000** |

18

## Income Portfolio (continued)

| Investment of Cash Collateral for Securities Loaned—19.7% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Fund (cost $3,237,672) | 3,237,672 ᵈ | **3,237,672** |
| **Total Investments** (cost $19,167,015) | **118.6%** | **19,462,511** |
| **Liabilities, Less Cash and Receivables** | **(18.6%)** | **(3,049,364)** |
| **Net Assets** | **100.0%** | **16,413,147** |

*a*    *Variable rate security—interest rate subject to periodic change.*

*b*    *All or a portion of these securities are on loan. At March 31, 2008, the total market value of the portfolio's securities on loan is $3,506,134 and the total market value of the collateral held by the portfolio is $3,600,265, consisting of cash collateral of $3,237,672, U.S. Government and agencies securities valued at $281,881, and Letters of Credit valued at $80,712.*

*c*    *All or partially held by a broker as collateral for open financial futures positions.*

*d*    *Investment in affiliated money market mutual fund.*

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Short-Term/Money Market Investments | 52.1 | Corporate Bonds | 24.6 |
| | | Foreign/Governmental | 2.0 |
| U.S. Government & Agencies | 39.9 | | **118.6** |

†    *Based on net assets.*

*See notes to financial statements.*

## STATEMENT OF FINANCIAL FUTURES

March 31, 2008 (Unaudited)

### Income Portfolio

| | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized (Depreciation) at 3/31/2008 ($) |
|---|---|---|---|---|
| **Financial Futures Long** | | | | |
| Standard & Poor's 500 | 11 | 3,641,000 | June 2008 | **(12,880)** |

*See notes to financial statements.*

# STATEMENT OF INVESTMENTS
March 31, 2008 (Unaudited)

## Growth and Income Portfolio

| Common Stocks–46.2% | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary–6.8%** | | |
| Apollo Group, Cl. A | 3,600 a | 155,520 |
| AutoZone | 1,500 a | 170,745 |
| Choice Hotels International | 8,000 | 272,880 |
| Coach | 4,900 a | 147,735 |
| Deckers Outdoor | 1,200 a | 129,384 |
| DISH Network, Cl. A | 5,600 a | 160,888 |
| Harley-Davidson | 2,900 | 108,750 |
| International Game Technology | 4,500 | 180,945 |
| Marvel Entertainment | 7,900 a | 211,641 |
| McDonald's | 10,200 | 568,854 |
| Newell Rubbermaid | 7,400 | 169,238 |
| News, Cl. A | 10,300 | 193,125 |
| NIKE, Cl. B | 2,700 | 183,600 |
| NVR | 200 a | 119,500 |
| Philip Morris International | 3,700 a | 187,146 |
| Priceline.com | 1,200 a,b | 145,032 |
| Sotheby's | 4,600 | 132,986 |
| Viacom, Cl. B | 3,750 a | 148,575 |
| Walt Disney | 14,600 | 458,148 |
| Weight Watchers International | 3,700 | 171,421 |
| Yum! Brands | 8,600 | 320,006 |
| | | **4,336,119** |
| **Consumer Staples–3.7%** | | |
| Altria Group | 3,700 | 82,140 |
| Campbell Soup | 5,300 | 179,935 |
| H.J. Heinz | 3,300 | 155,001 |
| Herbalife | 5,300 | 251,750 |
| Kellogg | 2,700 | 141,912 |
| PepsiCo | 4,300 | 310,460 |
| Procter & Gamble | 9,400 | 658,658 |
| Reynolds American | 6,800 b | 401,404 |
| Sara Lee | 10,100 | 141,198 |
| | | **2,322,458** |

## Growth and Income Portfolio (continued)

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Energy—6.3%** | | |
| Chevron | 8,000 | 682,880 |
| ConocoPhillips | 8,600 | 655,406 |
| Exxon Mobil | 15,900 | 1,344,822 |
| Hess | 1,600 | 141,088 |
| Marathon Oil | 5,800 | 264,480 |
| National Oilwell Varco | 2,400 a | 140,112 |
| Occidental Petroleum | 5,400 | 395,118 |
| Transocean | 809 a | 109,377 |
| Valero Energy | 5,100 | 250,461 |
| | | **3,983,744** |
| **Financial—6.8%** | | |
| Aegon | 13,600 | 199,104 |
| American International Group | 3,700 | 160,025 |
| Bank of America | 7,300 | 276,743 |
| Chubb | 6,700 | 331,516 |
| Citigroup | 5,900 | 126,378 |
| Deutsche Bank | 2,000 b | 226,100 |
| Federated Investors, Cl. B | 4,700 | 184,052 |
| GLG Partners | 14,700 b | 174,489 |
| Goldman Sachs Group | 1,500 | 248,085 |
| Greenhill & Co. | 2,200 b | 153,032 |
| Hartford Financial Services Group | 1,700 | 128,809 |
| Hudson City Bancorp | 7,400 | 130,832 |
| JPMorgan Chase & Co. | 9,800 | 420,910 |
| Lehman Brothers Holdings | 1,800 b | 67,752 |
| MetLife | 4,200 | 253,092 |
| Northern Trust | 2,500 | 166,175 |
| Nymex Holdings | 1,600 | 145,008 |
| ProLogis | 2,900 | 170,694 |
| Public Storage | 1,400 | 124,068 |
| State Street | 3,400 | 268,600 |
| TD Ameritrade Holding | 10,100 a | 166,751 |
| Waddell & Reed Financial, Cl. A | 5,400 | 173,502 |
| | | **4,295,717** |

## Growth and Income Portfolio (continued)

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Health Care—5.0%** | | |
| Aetna | 1,700 | 71,553 |
| Alcon | 1,600 | 227,600 |
| Amgen | 7,600 [a] | 317,528 |
| Becton, Dickinson & Co. | 2,600 | 223,210 |
| CIGNA | 4,500 | 182,565 |
| Eli Lilly & Co. | 3,500 | 180,565 |
| Endo Pharmaceuticals Holdings | 9,600 [a] | 229,824 |
| Forest Laboratories | 3,400 [a] | 136,034 |
| Humana | 1,700 [a] | 76,262 |
| Johnson & Johnson | 2,000 | 129,740 |
| Medtronic | 3,100 | 149,947 |
| Merck & Co. | 3,200 | 121,440 |
| Pfizer | 31,800 | 665,574 |
| UnitedHealth Group | 5,600 | 192,416 |
| WellPoint | 2,500 [a] | 110,325 |
| Wyeth | 4,400 | 183,744 |
| | | **3,198,327** |
| **Industrial—4.5%** | | |
| Acuity Brands | 4,300 | 184,685 |
| Cummins | 1,800 | 84,276 |
| Deere & Co. | 2,600 | 209,144 |
| General Electric | 14,100 | 521,841 |
| Jacobs Engineering Group | 2,100 [a] | 154,539 |
| Lockheed Martin | 2,400 | 238,320 |
| Northrop Grumman | 2,200 | 171,182 |
| Parker Hannifin | 2,900 | 200,883 |
| Raytheon | 8,300 | 536,263 |
| Tyco International | 3,400 | 149,770 |
| United Technologies | 6,300 | 433,566 |
| | | **2,884,469** |
| **Information Technology—7.4%** | | |
| Accenture, Cl. A | 10,200 | 358,734 |
| Apple | 1,500 [a] | 215,250 |
| Applied Materials | 17,200 | 335,572 |

## Growth and Income Portfolio (continued)

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Information Technology (continued)** | | | |
| Autodesk | 3,800 | a | 119,624 |
| Cisco Systems | 11,700 | a | 281,853 |
| Dell | 8,900 | a | 177,288 |
| Google, Cl. A | 700 | a | 308,329 |
| Hewlett-Packard | 3,800 | | 173,508 |
| International Business Machines | 4,900 | | 564,186 |
| Lexmark International, Cl. A | 3,500 | a | 107,520 |
| MasterCard, Cl. A | 900 | b | 200,691 |
| Microsoft | 23,500 | | 666,930 |
| Nokia, ADR | 8,500 | | 270,555 |
| Novell | 25,700 | a | 161,653 |
| QLogic | 12,900 | a | 198,015 |
| QUALCOMM | 3,300 | | 135,300 |
| Texas Instruments | 8,200 | | 231,814 |
| Western Union | 8,300 | | 176,541 |
| | | | **4,683,363** |
| **Materials–2.5%** | | | |
| Dow Chemical | 2,900 | | 106,865 |
| Freeport-McMoRan Copper & Gold | 1,900 | | 182,818 |
| Methanex | 7,500 | b | 196,275 |
| Monsanto | 3,100 | | 345,650 |
| Nucor | 2,400 | | 162,576 |
| Owens-Illinois | 3,400 | a | 191,862 |
| Sigma-Aldrich | 2,800 | | 167,020 |
| United States Steel | 2,100 | | 266,427 |
| | | | **1,619,493** |
| **Telecommunication Services–1.8%** | | | |
| AT & T | 18,400 | | 704,720 |
| Millicom International Cellular | 1,100 | a | 104,005 |
| Rogers Communications, Cl. B | 3,300 | | 118,536 |
| Windstream | 17,800 | | 212,710 |
| | | | **1,139,971** |

## Growth and Income Portfolio (continued)

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Utilities−1.4%** | | |
| Consolidated Edison | 3,500 | 138,950 |
| Constellation Energy Group | 2,300 | 203,021 |
| Mirant | 7,000 [a,b] | 254,730 |
| Sempra Energy | 5,900 | 314,352 |
| | | **911,053** |
| **Total Common Stocks** | | |
| (cost $27,134,959) | | **29,374,714** |

| Bonds and Notes−36.1% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Aerospace & Defense−.2%** | | | | |
| Boeing, | | | | |
| Sr. Unscd. Notes | 5.13 | 2/15/13 | 55,000 [b] | 57,721 |
| United Technologies, | | | | |
| Sr. Unscd. Notes | 7.13 | 11/15/10 | 40,000 | 44,113 |
| | | | | **101,834** |
| **Automobile Manufacturers−.0%** | | | | |
| Johnson Controls, | | | | |
| Sr. Unscd. Notes | 5.50 | 1/15/16 | 25,000 | **25,518** |
| **Banks−2.5%** | | | | |
| Bank of America, | | | | |
| Sr. Unscd. Notes | 4.88 | 1/15/13 | 115,000 | 117,368 |
| Bank of America, | | | | |
| Sub. Notes | 5.75 | 8/15/16 | 70,000 | 71,520 |
| Bank One, | | | | |
| Sub. Notes | 5.90 | 11/15/11 | 75,000 | 79,634 |
| BB & T, | | | | |
| Sub. Notes | 4.75 | 10/1/12 | 85,000 | 84,978 |
| Deutsche Bank Financial, | | | | |
| Notes | 5.38 | 3/2/15 | 45,000 | 45,793 |
| First Union, | | | | |
| Sub. Notes | 7.80 | 8/18/10 | 95,000 | 102,317 |
| HSBC Bank, | | | | |
| Sub. Notes | 6.95 | 3/15/11 | 160,000 | 165,844 |

## Growth and Income Portfolio (continued)

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Banks (continued)** | | | | |
| Inter-American Development Bank, | | | | |
| Sr. Unscd. Notes | 5.13 | 9/13/16 | 55,000 | 60,507 |
| JPMorgan Chase, | | | | |
| Sub. Notes | 5.75 | 1/2/13 | 50,000 | 52,288 |
| KFW, | | | | |
| Gov't Gtd. Notes | 3.25 | 3/15/13 | 85,000 | 85,258 |
| KFW, | | | | |
| Gov't Gtd. Notes | 4.88 | 1/17/17 | 65,000 ᵇ | 69,649 |
| KFW, | | | | |
| Gov't Gtd. Notes | 5.13 | 3/14/16 | 35,000 | 38,017 |
| Oesterreichische Kontrollbank, | | | | |
| Gov't Gtd. Notes | 4.50 | 3/9/15 | 40,000 | 42,460 |
| PNC Funding, | | | | |
| Bank Gtd. Notes | 5.63 | 2/1/17 | 55,000 | 52,492 |
| Rentenbank, | | | | |
| Govt. Gtd. Bonds | 5.13 | 2/1/17 | 55,000 | 60,398 |
| Royal Bank of Scotland Group, | | | | |
| Sub. Notes | 6.38 | 2/1/11 | 100,000 | 104,398 |
| Sanwa Bank, | | | | |
| Sr. Sub. Notes | 7.40 | 6/15/11 | 80,000 | 87,682 |
| Suntrust Bank, | | | | |
| Sub. Notes | 6.38 | 4/1/11 | 40,000 | 41,576 |
| U.S. Bank, | | | | |
| Sub. Notes | 6.38 | 8/1/11 | 110,000 | 119,190 |
| Wachovia, | | | | |
| Sub. Notes | 5.63 | 10/15/16 | 25,000 | 23,891 |
| Wells Fargo & Co., | | | | |
| Sub. Notes | 6.38 | 8/1/11 | 25,000 | 26,629 |
| Wells Fargo, | | | | |
| Sub. Notes | 5.13 | 9/15/16 | 30,000 | 29,730 |
| Zions Bancorporation, | | | | |
| Sub. Notes | 5.50 | 11/16/15 | 65,000 | 58,259 |
| | | | | **1,619,878** |
| **Building & Construction–.2%** | | | | |
| CRH America, | | | | |
| Gtd. Notes | 5.30 | 10/15/13 | 50,000 | 48,787 |

## Growth and Income Portfolio (continued)

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Building & Construction (continued)** | | | | |
| CRH America, | | | | |
| Gtd. Notes | 6.00 | 9/30/16 | 65,000 | 61,947 |
| | | | | **110,734** |
| **Chemicals−.2%** | | | | |
| E.I. du Pont de Nemours & Co., | | | | |
| Sr. Unscd. Notes | 4.75 | 11/15/12 | 55,000 | 56,733 |
| Potash of Saskatchewan, | | | | |
| Unscd. Notes | 7.75 | 5/31/11 | 70,000 | 77,902 |
| | | | | **134,635** |
| **Commercial & Professional Services−.1%** | | | | |
| Donnelley (R.R.) and Sons, | | | | |
| Sr. Unscd. Notes | 5.63 | 1/15/12 | 60,000 | 59,335 |
| PHH, | | | | |
| Sr. Unscd. Notes | 7.13 | 3/1/13 | 35,000 | 33,374 |
| | | | | **92,709** |
| **Consumer Products−.1%** | | | | |
| Kimberly-Clark, | | | | |
| Sr. Unscd. Notes | 6.13 | 8/1/17 | 40,000 | 43,303 |
| Procter & Gamble, | | | | |
| Sr. Unscd. Notes | 4.95 | 8/15/14 | 35,000 | 36,674 |
| | | | | **79,977** |
| **Diversified Financial Services−3.4%** | | | | |
| American Express, | | | | |
| Sr. Unscd. Notes | 5.50 | 9/12/16 | 55,000 | 53,205 |
| American General Finance, | | | | |
| Sr. Unscd. Notes, Ser. I | 5.40 | 12/1/15 | 40,000 | 36,470 |
| American International Group, | | | | |
| Sr. Unscd. Notes | 5.85 | 1/16/18 | 20,000 | 19,663 |
| Bear Stearns, | | | | |
| Unscd. Notes | 5.30 | 10/30/15 | 55,000 | 51,710 |
| Capital One Financial, | | | | |
| Sr. Unscd. Notes | 5.70 | 9/15/11 | 40,000 | 37,760 |
| Citigroup, | | | | |
| Sub. Notes | 5.00 | 9/15/14 | 95,000 | 89,651 |

## Growth and Income Portfolio (continued)

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Diversified Financial Services (continued)** | | | | |
| Citigroup, Sr. Unscd. Notes | 6.13 | 11/21/17 | 120,000 | 120,039 |
| Credit Suisse USA, Gtd. Notes | 4.70 | 6/1/09 | 275,000 | 277,341 |
| General Electric Capital, Sr. Unscd. Notes, Ser. A | 4.75 | 9/15/14 | 55,000 [b] | 55,550 |
| General Electric Capital, Sr. Unscd. Notes | 5.38 | 10/20/16 | 30,000 [b] | 30,515 |
| General Electric Capital, Sr. Unscd. Notes, Ser. A | 6.00 | 6/15/12 | 70,000 | 74,703 |
| Goldman Sachs Group, Sr. Unscd. Notes | 5.35 | 1/15/16 | 60,000 | 58,629 |
| Goldman Sachs Group, Sub. Notes | 5.63 | 1/15/17 | 75,000 | 72,072 |
| Goldman Sachs Group, Sr. Unscd. Notes | 6.25 | 9/1/17 | 70,000 | 70,575 |
| Goldman Sachs Group, Sr. Unscd. Notes | 6.60 | 1/15/12 | 55,000 | 58,201 |
| Hartford Financial Services Group, Sr. Unscd. Notes | 5.38 | 3/15/17 | 40,000 | 38,830 |
| Household Finance, Sr. Unscd. Notes | 6.38 | 11/27/12 | 55,000 | 55,761 |
| Household Finance, Sr. Unscd. Notes | 8.00 | 7/15/10 | 160,000 | 168,934 |
| International Lease Finance, Sr. Unscd. Notes | 5.88 | 5/1/13 | 50,000 | 49,649 |
| John Deere Capital, Sr. Unscd. Notes | 7.00 | 3/15/12 | 80,000 | 88,592 |
| JPMorgan Chase, Sr. Unscd. Notes | 4.75 | 3/1/15 | 60,000 [b] | 57,852 |
| Lehman Brothers Holdings, Sr. Unscd. Notes, Ser. G | 4.80 | 3/13/14 | 60,000 | 52,205 |
| Lehman Brothers Holdings, Sub. Notes | 6.50 | 7/19/17 | 50,000 | 47,563 |
| Merrill Lynch & Co., Sr. Unscd. Notes | 5.45 | 7/15/14 | 45,000 | 43,276 |

28

## Growth and Income Portfolio (continued)

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Diversified Financial Services (continued)** | | | | |
| Morgan Stanley, Sr. Unscd. Notes | 5.30 | 3/1/13 | 70,000 | 69,839 |
| Morgan Stanley, Sr. Unscd. Notes | 6.60 | 4/1/12 | 100,000 | 103,768 |
| Pemex Finance, Notes | 9.03 | 2/15/11 | 108,000 | 117,360 |
| SLM, Sr. Unscd. Notes, Ser. A | 5.00 | 10/1/13 | 50,000 | 37,677 |
| Travelers Cos., Jr. Sub. Bonds | 6.25 | 3/15/67 | 50,000 c | 44,174 |
| Western Union, Gtd. Notes | 5.93 | 10/1/16 | 55,000 | 54,692 |
| | | | | **2,136,256** |
| **Diversified Metals & Mining−.1%** | | | | |
| Alcan, Sr. Unscd. Notes | 5.00 | 6/1/15 | 40,000 | **39,354** |
| **Electric Utilities−.9%** | | | | |
| Consolidated Edison, Sr. Unscd. Debs. | 4.88 | 2/1/13 | 55,000 | 56,259 |
| Exelon, Sr. Unscd. Notes | 4.90 | 6/15/15 | 45,000 | 42,933 |
| MidAmerican Energy, Sr. Unscd. Notes | 5.30 | 3/15/18 | 30,000 | 30,034 |
| NiSource Finance, Gtd. Notes | 7.88 | 11/15/10 | 100,000 | 108,770 |
| Ohio Edison, Sr. Unscd. Notes | 6.40 | 7/15/16 | 55,000 | 56,757 |
| PPL Electric Utilities, Sr. Scd. Bonds | 6.25 | 8/15/09 | 100,000 | 103,226 |
| Public Service of Colorado, First Mortgage Bonds, Ser. 12 | 4.88 | 3/1/13 | 50,000 | 51,835 |
| Southwestern Electric Power, Sr. Unscd. Notes, Ser. E | 5.55 | 1/15/17 | 25,000 | 24,230 |
| Virginia Electric & Power, Sr. Unscd. Notes, Ser. A | 5.40 | 1/15/16 | 30,000 | 30,368 |

## Growth and Income Portfolio (continued)

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Electric Utilities (continued)** | | | | |
| Wisconsin Energy, Sr. Unsub. Notes | 6.50 | 4/1/11 | 50,000 | 53,287 |
| | | | | **557,699** |
| **Food & Beverages−.6%** | | | | |
| Anheuser-Busch Cos., Sr. Unscd. Bonds | 5.00 | 1/15/15 | 55,000 [b] | 56,994 |
| Coca-Cola Enterprises, Sr. Unscd. Debs. | 8.50 | 2/1/12 | 35,000 | 40,729 |
| ConAgra Foods, Sr. Unscd. Notes | 6.75 | 9/15/11 | 145,000 | 156,468 |
| Kraft Foods, Sr. Unscd. Notes | 5.25 | 10/1/13 | 50,000 | 50,058 |
| Safeway, Sr. Unscd. Notes | 6.35 | 8/15/17 | 55,000 | 58,238 |
| | | | | **362,487** |
| **Foreign/Governmental−1.4%** | | | | |
| African Development Bank, Sub. Notes | 6.88 | 10/15/15 | 45,000 | 52,341 |
| European Investment Bank, Sr. Unscd. Notes | 3.25 | 2/15/11 | 85,000 | 86,939 |
| European Investment Bank, Sr. Unscd. Notes | 4.00 | 3/3/10 | 135,000 | 139,532 |
| European Investment Bank, Sr. Unscd. Notes | 5.25 | 6/15/11 | 105,000 | 113,634 |
| International Bank for Reconstruction & Development, Notes | 5.00 | 4/1/16 | 35,000 | 38,214 |
| Province of Manitoba Canada, Debs., Ser. FH | 4.90 | 12/6/16 | 45,000 | 48,403 |
| Quebec Province, Unscd. Debs. | 4.88 | 5/5/14 | 45,000 [b] | 48,898 |
| Quebec Province, Bonds | 5.13 | 11/14/16 | 30,000 | 32,494 |
| Republic of Chile, Unsub. Bonds | 5.50 | 1/15/13 | 125,000 | 132,563 |

## Growth and Income Portfolio (continued)

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Foreign/Governmental (continued)** | | | | |
| Republic of Italy, | | | | |
| Sr. Unscd. Notes, Ser. DTC | 5.63 | 6/15/12 | 30,000 | 33,031 |
| Republic of Poland, | | | | |
| Sr. Unscd. Bonds | 5.00 | 10/19/15 | 40,000 | 42,066 |
| United Mexican States, | | | | |
| Sr. Unscd. Notes | 5.63 | 1/15/17 | 20,000 [b] | 21,070 |
| United Mexican States, | | | | |
| Sr. Unscd. Notes | 6.63 | 3/3/15 | 65,000 | 72,800 |
| | | | | **861,985** |
| **Health Care−.5%** | | | | |
| Abbott Laboratories, | | | | |
| Sr. Unscd. Notes | 5.88 | 5/15/16 | 35,000 | 37,369 |
| Baxter International, | | | | |
| Sr. Unscd. Notes | 5.90 | 9/1/16 | 50,000 | 52,863 |
| Cardinal Health, | | | | |
| Sr. Unscd. Bonds | 4.00 | 6/15/15 | 60,000 | 55,388 |
| Eli Lilly, | | | | |
| Sr. Unscd. Notes | 5.20 | 3/15/17 | 50,000 | 51,500 |
| Unitedhealth Group, | | | | |
| Sr. Unscd. Notes | 4.88 | 4/1/13 | 70,000 | 69,206 |
| Wyeth, | | | | |
| Sr. Unscd. Notes | 5.50 | 2/1/14 | 25,000 | 25,927 |
| | | | | **292,253** |
| **Hotels & Motels−.1%** | | | | |
| Marriot International, | | | | |
| Sr. Unscd. Notes | 6.38 | 6/15/17 | 50,000 | **49,720** |
| **Manufacturing−.1%** | | | | |
| General Electric, | | | | |
| Sr. Unscd. Notes | 5.00 | 2/1/13 | 80,000 | **82,954** |
| **Media−.3%** | | | | |
| Comcast Cable Communications, | | | | |
| Gtd. Notes | 6.75 | 1/30/11 | 80,000 | 83,226 |
| Comcast, | | | | |
| Gtd. Notes | 5.88 | 2/15/18 | 60,000 | 58,571 |

## Growth and Income Portfolio (continued)

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Media (continued)** | | | | |
| Cox Communications, | | | | |
| Sr. Notes | 5.45 | 12/15/14 | 45,000 | 44,365 |
| | | | | **186,162** |
| **Oil & Gas−.7%** | | | | |
| Anadarko Finance, | | | | |
| Gtd. Notes, Ser. B | 6.75 | 5/1/11 | 70,000 | 74,819 |
| Apache Finance Canada, | | | | |
| Gtd. Bonds | 4.38 | 5/15/15 | 50,000 | 49,314 |
| ConocoPhillips, | | | | |
| Sr. Unscd. Notes | 8.75 | 5/25/10 | 75,000 | 83,746 |
| El Paso Natural Gas, | | | | |
| Sr. Unscd. Notes | 5.95 | 4/15/17 | 35,000 | 34,505 |
| Kinder Morgan Energy Partners, | | | | |
| Sr. Unscd. Notes | 7.13 | 3/15/12 | 85,000 | 90,383 |
| Sempra Energy, | | | | |
| Sr. Unscd. Notes | 7.95 | 3/1/10 | 25,000 | 26,869 |
| Valero Energy, | | | | |
| Sr. Unscd. Notes | 6.13 | 6/15/17 | 50,000 | 50,581 |
| XTO Energy, | | | | |
| Sr. Unscd. Notes | 5.65 | 4/1/16 | 35,000 | 35,962 |
| | | | | **446,179** |
| **Paper & Forest Products−.2%** | | | | |
| International Paper, | | | | |
| Sr. Unscd. Notes | 6.75 | 9/1/11 | 100,000 | **103,404** |
| **Property & Casualty Insurance−.5%** | | | | |
| Allstate, | | | | |
| Sr. Unscd. Notes | 7.20 | 12/1/09 | 65,000 | 68,788 |
| Berkshire Hathaway Finance, | | | | |
| Gtd. Notes | 4.85 | 1/15/15 | 60,000 | 62,626 |
| MetLife, | | | | |
| Sr. Unscd. Notes | 6.13 | 12/1/11 | 35,000 | 37,585 |
| Safeco, | | | | |
| Sr. Unscd. Notes | 4.88 | 2/1/10 | 90,000 | 90,662 |
| St. Paul Travelers Cos., | | | | |
| Sr. Unscd. Notes | 5.50 | 12/1/15 | 40,000 | 39,881 |
| | | | | **299,542** |

## Growth and Income Portfolio (continued)

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Real Estate Investment Trusts–.3%** | | | | |
| Boston Properties, | | | | |
| Sr. Unscd. Notes | 5.00 | 6/1/15 | 85,000 | 75,858 |
| ERP Operating, | | | | |
| Sr. Unscd. Notes | 6.63 | 3/15/12 | 30,000 | 30,510 |
| HCP, | | | | |
| Sr. Unscd. Notes | 6.00 | 1/30/17 | 30,000 | 24,533 |
| iStar Financial, | | | | |
| Sr. Unscd. Notes, Ser. 1 | 5.88 | 3/15/16 | 35,000 | 24,535 |
| Simon Property Group, | | | | |
| Sr. Unscd. Notes | 5.75 | 12/1/15 | 35,000 | 33,345 |
| | | | | **188,781** |
| **Retail–.5%** | | | | |
| Costco Wholesale, | | | | |
| Sr. Unscd. Notes | 5.50 | 3/15/17 | 20,000 | 20,707 |
| CVS Caremark, | | | | |
| Sr. Unscd. Notes | 4.88 | 9/15/14 | 30,000 | 29,754 |
| Home Depot, | | | | |
| Sr. Unscd. Notes | 5.40 | 3/1/16 | 50,000 | 47,071 |
| Kohl's, | | | | |
| Sr. Unscd. Notes | 6.30 | 3/1/11 | 20,000 | 20,493 |
| Macy's Retail Holdings, | | | | |
| Gtd. Notes | 6.63 | 4/1/11 | 55,000 | 55,058 |
| Wal-Mart Stores, | | | | |
| Sr. Unscd. Notes | 6.88 | 8/10/09 | 130,000 | 137,274 |
| | | | | **310,357** |
| **Technology–.3%** | | | | |
| Hewlett-Packard, | | | | |
| Sr. Unscd. Notes | 6.50 | 7/1/12 | 50,000 | 54,638 |
| International Business Machines, | | | | |
| Sr. Unscd. Notes | 4.25 | 9/15/09 | 105,000 | 107,024 |
| Intuit, | | | | |
| Sr. Unscd. Notes | 5.75 | 3/15/17 | 35,000 | 33,964 |
| | | | | **195,626** |
| **Telecommunications–1.2%** | | | | |
| AT & T Wireless, | | | | |
| Sr. Unscd. Notes | 7.88 | 3/1/11 | 35,000 | 38,094 |

## Growth and Income Portfolio (continued)

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Telecommunications (continued)** | | | | |
| Cisco Systems, Sr. Unscd. Notes | 5.50 | 2/22/16 | 60,000 | 62,175 |
| Embarq, Sr. Unscd. Notes | 6.74 | 6/1/13 | 70,000 | 67,762 |
| Motorola, Sr. Unscd. Notes | 7.63 | 11/15/10 | 87,000 | 90,217 |
| SBC Communications, Sr. Unscd. Notes | 4.13 | 9/15/09 | 140,000 | 140,828 |
| SBC Communications, Sr. Unscd. Notes | 5.10 | 9/15/14 | 75,000 | 74,612 |
| Sprint Capital, Gtd. Notes | 8.38 | 3/15/12 | 40,000 | 37,030 |
| Sprint Nextel, Sr. Unscd. Notes | 6.00 | 12/1/16 | 40,000 | 31,149 |
| Telecom Italia Capital, Gtd. Notes | 5.25 | 11/15/13 | 25,000 | 23,388 |
| Telefonica Emisones, Gtd. Notes | 6.42 | 6/20/16 | 40,000 | 41,062 |
| Verizon Communications, Sr. Unscd. Notes | 5.50 | 4/1/17 | 25,000 | 24,678 |
| Verizon Global Funding, Sr. Unscd. Notes | 7.25 | 12/1/10 | 85,000 | 91,343 |
| Vodafone Group, Sr. Unscd. Notes | 5.38 | 1/30/15 | 40,000 | 39,039 |
| Vodafone Group, Sr. Unscd. Notes | 5.63 | 2/27/17 | 25,000 | 24,351 |
| | | | | **785,728** |
| **Transportation—.2%** | | | | |
| Norfolk Southern, Sr. Unscd. Notes | 8.63 | 5/15/10 | 100,000 | 111,258 |
| Union Pacific, Sr. Unscd. Notes | 6.50 | 4/15/12 | 25,000 | 27,070 |
| | | | | **138,328** |
| **U.S. Government Agencies—6.6%** | | | | |
| Federal Farm Credit Banks, Bonds | 4.13 | 4/15/09 | 110,000 | 112,105 |

## Growth and Income Portfolio (continued)

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **U.S. Government Agencies (continued)** | | | | |
| Federal Farm Credit Banks, Bonds | 4.88 | 1/17/17 | 50,000 | 53,241 |
| Federal Home Loan Banks, Bonds, Ser. 363 | 4.50 | 11/15/12 | 80,000 | 84,493 |
| Federal Home Loan Banks, Bonds | 4.75 | 12/16/16 | 60,000 | 63,321 |
| Federal Home Loan Banks, Bonds | 4.88 | 5/14/10 | 195,000 | 205,406 |
| Federal Home Loan Banks, Bonds | 4.88 | 11/18/11 | 120,000 | 128,423 |
| Federal Home Loan Banks, Bonds | 5.00 | 9/18/09 | 115,000 | 119,618 |
| Federal Home Loan Banks, Bonds, Ser. VB15 | 5.00 | 12/21/15 | 80,000 | 85,988 |
| Federal Home Loan Banks, Bonds, Ser. 467 | 5.25 | 6/18/14 | 60,000 | 65,584 |
| Federal Home Loan Banks, Bonds, Ser. 665 | 5.38 | 7/17/09 | 195,000 | 202,782 |
| Federal Home Loan Banks, Bonds, Ser. 656 | 5.38 | 5/18/16 | 40,000 | 44,012 |
| Federal Home Loan Banks, Bonds, Ser. 312 | 5.75 | 5/15/12 | 80,000 | 88,363 |
| Federal Home Loan Mortgage Corp., Notes | 4.13 | 7/12/10 | 195,000 | 202,566 |
| Federal Home Loan Mortgage Corp., Notes | 4.50 | 7/15/13 | 90,000 | 94,923 |
| Federal Home Loan Mortgage Corp., Notes | 4.50 | 1/15/14 | 210,000 | 221,162 |
| Federal Home Loan Mortgage Corp., Notes, | 5.13 | 7/15/12 | 170,000 | 184,058 |
| Federal Home Loan Mortgage Corp., Notes | 5.13 | 10/18/16 | 100,000 | 107,890 |
| Federal Home Loan Mortgage Corp., Notes | 5.25 | 5/21/09 | 280,000 | 289,410 |
| Federal Home Loan Mortgage Corp., Notes | 5.63 | 3/15/11 | 100,000 | 108,057 |

## Growth and Income Portfolio (continued)

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **U.S. Government Agencies (continued)** | | | | |
| Federal Home Loan Mortgage Corp., Notes | 5.75 | 1/15/12 | 50,000 | 55,069 |
| Federal Home Loan Mortgage Corp., Sub. Notes | 5.88 | 3/21/11 | 65,000 | 70,166 |
| Federal Home Loan Mortgage Corp., Notes | 6.63 | 9/15/09 | 20,000 | 21,250 |
| Federal Home Loan Mortgage Corp., Notes | 6.88 | 9/15/10 | 140,000 | 154,603 |
| Federal National Mortgage Association, Bonds | 4.38 | 3/15/13 | 60,000 | 63,055 |
| Federal National Mortgage Association, Notes | 4.38 | 10/15/15 | 20,000 | 20,714 |
| Federal National Mortgage Association, Notes | 4.63 | 10/15/13 | 135,000 | 143,307 |
| Federal National Mortgage Association, Notes | 5.00 | 2/13/17 | 55,000 | 58,842 |
| Federal National Mortgage Association, Notes | 5.00 | 5/11/17 | 80,000 | 85,630 |
| Federal National Mortgage Association, Notes | 5.38 | 6/12/17 | 70,000 | 77,020 |
| Federal National Mortgage Association, Notes | 6.00 | 5/15/11 | 90,000 | 98,465 |
| Federal National Mortgage Association, Notes | 6.13 | 3/15/12 | 130,000 | 145,174 |
| Federal National Mortgage Association, Notes | 6.63 | 9/15/09 | 215,000 | 228,438 |
| Federal National Mortgage Association, Notes | 6.63 | 11/15/10 | 290,000 | 320,069 |
| Federal National Mortgage Association, Notes | 7.25 | 1/15/10 | 205,000 | 222,854 |
| | | | | **4,226,058** |
| **U.S. Government Securities–14.9%** | | | | |
| U.S. Treasury Bonds | 7.25 | 5/15/16 | 105,000 | 134,991 |
| U.S. Treasury Bonds | 7.50 | 11/15/16 | 135,000 [b] | 176,386 |
| U.S. Treasury Bonds | 8.75 | 5/15/17 | 95,000 [b] | 133,883 |

## Growth and Income Portfolio (continued)

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **U.S. Government** | | | | |
| **Securities (continued)** | | | | |
| U.S. Treasury Bonds | 11.25 | 2/15/15 | 65,000 b | 98,602 |
| U.S. Treasury Notes | 3.13 | 4/15/09 | 100,000 | 101,703 |
| U.S. Treasury Notes | 3.50 | 11/15/09 | 335,000 | 345,338 |
| U.S. Treasury Notes | 3.63 | 5/15/13 | 195,000 b | 206,015 |
| U.S. Treasury Notes | 3.88 | 5/15/09 | 365,000 b | 374,496 |
| U.S. Treasury Notes | 3.88 | 5/15/10 | 340,000 b | 356,097 |
| U.S. Treasury Notes | 3.88 | 2/15/13 | 190,000 b | 202,795 |
| U.S. Treasury Notes | 4.00 | 6/15/09 | 475,000 b | 488,991 |
| U.S. Treasury Notes | 4.00 | 11/15/12 | 235,000 b | 252,423 |
| U.S. Treasury Notes | 4.00 | 2/15/14 | 180,000 b | 194,161 |
| U.S. Treasury Notes | 4.00 | 2/15/15 | 200,000 b | 215,125 |
| U.S. Treasury Notes | 4.13 | 5/15/15 | 180,000 b | 194,639 |
| U.S. Treasury Notes | 4.25 | 8/15/13 | 220,000 b | 239,560 |
| U.S. Treasury Notes | 4.25 | 8/15/14 | 190,000 b | 207,724 |
| U.S. Treasury Notes | 4.25 | 11/15/14 | 165,000 b | 180,469 |
| U.S. Treasury Notes | 4.25 | 11/15/17 | 120,000 b | 128,072 |
| U.S. Treasury Notes | 4.38 | 8/15/12 | 220,000 b | 239,319 |
| U.S. Treasury Notes | 4.50 | 11/15/10 | 275,000 b | 294,981 |
| U.S. Treasury Notes | 4.50 | 11/30/11 | 155,000 b | 168,296 |
| U.S. Treasury Notes | 4.50 | 2/15/16 | 120,000 b | 132,131 |
| U.S. Treasury Notes | 4.63 | 7/31/09 | 625,000 | 650,489 |
| U.S. Treasury Notes | 4.63 | 8/31/11 | 260,000 b | 282,425 |
| U.S. Treasury Notes | 4.63 | 10/31/11 | 150,000 | 163,442 |
| U.S. Treasury Notes | 4.63 | 11/15/16 | 185,000 b | 204,165 |
| U.S. Treasury Notes | 4.63 | 2/15/17 | 160,000 b | 175,788 |
| U.S. Treasury Notes | 4.75 | 8/15/17 | 185,000 b | 204,743 |
| U.S. Treasury Notes | 4.88 | 5/15/09 | 505,000 b | 523,622 |
| U.S. Treasury Notes | 4.88 | 8/15/09 | 435,000 b | 454,643 |
| U.S. Treasury Notes | 4.88 | 4/30/11 | 200,000 b | 217,969 |
| U.S. Treasury Notes | 4.88 | 7/31/11 | 180,000 | 197,016 |
| U.S. Treasury Notes | 4.88 | 2/15/12 | 240,000 b | 264,806 |

## Growth and Income Portfolio (continued)

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | | Value ($) |
|---|---|---|---|---|---|
| **U.S. Government Securities (continued)** | | | | | |
| U.S. Treasury Notes | 4.88 | 8/15/16 | 160,000 | b | 179,275 |
| U.S. Treasury Notes | 5.00 | 2/15/11 | 290,000 | b | 316,463 |
| U.S. Treasury Notes | 5.00 | 8/15/11 | 270,000 | b | 297,063 |
| U.S. Treasury Notes | 5.13 | 5/15/16 | 145,000 | | 165,232 |
| U.S. Treasury Notes | 6.00 | 8/15/09 | 135,000 | b | 143,248 |
| | | | | | **9,506,586** |
| **Total Bonds and Notes** (cost $22,059,718) | | | | | **22,934,744** |

| Short-Term Investments−1.6% | | | Principal Amount ($) | | Value ($) |
|---|---|---|---|---|---|
| **U.S. Treasury Bills;** | | | | | |
| 2.01%, 5/29/08 (cost $996,762) | | | 1,000,000 | d | **997,801** |

| Other Investment−15.0% | | | Shares | | Value ($) |
|---|---|---|---|---|---|
| **Registered Investment Company;** | | | | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $9,545,000) | | | 9,545,000 | e | **9,545,000** |

## Growth and Income Portfolio (continued)

| Investment of Cash Collateral for Securities Loaned—14.1% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Fund (cost $8,997,013) | 8,997,013 e | **8,997,013** |
| **Total Investments** (cost $68,733,452) | **113.0%** | **71,849,272** |
| **Liabilities, Less Cash and Receivables** | **(13.0%)** | **(8,273,670)** |
| **Net Assets** | **100.0%** | **63,575,602** |

*ADR—American Depository Receipts*

*a   Non-income producing security.*

*b   All or a portion of these securities are on loan. At March 31, 2008, the total market value of the portfolio's securities on loan is $8,992,411 and the total market value of the collateral held by the portfolio is $9,255,880, consisting of cash collateral of $8,997,013, U.S. Government and Agency securities valued at $63,867, and Letters of Credit valued at $195,000.*

*c   Variable rate security—interest rate subject to periodic change.*

*d   All or partially held by a broker as collateral for open financial futures positions.*

*e   Investment in affiliated money market mutual fund.*

### Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Short-Term/Money Market Investments | 30.7 | Health Care | 5.0 |
| | | Industrial | 4.5 |
| U.S. Government & Agencies | 21.5 | Consumer Staples | 3.7 |
| Corporate Bonds | 13.2 | Materials | 2.5 |
| Information Technology | 7.4 | Telecommunication Services | 1.8 |
| Consumer Discretionary | 6.8 | Utilities | 1.4 |
| Financial | 6.8 | Foreign/Governmental | 1.4 |
| Energy | 6.3 | | **113.0** |

*†   Based on net assets.*

*See notes to financial statements.*

# STATEMENT OF FINANCIAL FUTURES

March 31, 2008 (Unaudited)

## Growth and Income Portfolio

| | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized Appreciation (Depreciation) at 3/31/2008 ($) |
|---|---|---|---|---|
| **Financial Futures Long** | | | | |
| CAC 40 | 2 | 145,372 | June 2008 | 6,910 |
| DJ Euro STOXX 50 | 19 | 1,064,571 | June 2008 | 48,852 |
| FTSE 100 | 7 | 793,052 | June 2008 | 30,203 |
| Hang Seng | 1 | 145,387 | April 2008 | 1,378 |
| Russell 2000 | 22 | 7,590,000 | June 2008 | 175,890 |
| SPI ASX 200 Index | 2 | 246,571 | June 2008 | 11,418 |
| TOPIX | 6 | 731,641 | June 2008 | (7,314) |
| | | | | **267,337** |

*See notes to financial statements.*

March 31, 2008 (Unaudited)

## Growth Portfolio

| Common Stocks–69.7% | Shares | | Value ($) |
|---|---|---|---|
| **Consumer Discretionary–10.4%** | | | |
| Apollo Group, Cl. A | 2,650 | a | 114,480 |
| AutoZone | 1,075 | a | 122,367 |
| Choice Hotels International | 5,825 | | 198,690 |
| Coach | 3,475 | a | 104,771 |
| Deckers Outdoor | 775 | a | 83,560 |
| DISH Network, Cl. A | 4,250 | a | 122,102 |
| Harley-Davidson | 2,150 | | 80,625 |
| International Game Technology | 3,225 | | 129,677 |
| Marvel Entertainment | 5,725 | a | 153,373 |
| McDonald's | 7,425 | | 414,092 |
| Newell Rubbermaid | 5,375 | | 122,926 |
| News, Cl. A | 7,325 | | 137,344 |
| NIKE, Cl. B | 1,900 | | 129,200 |
| NVR | 200 | a | 119,500 |
| Philip Morris International | 2,650 | a | 134,037 |
| Priceline.com | 775 | a,b | 93,667 |
| Sotheby's | 3,275 | | 94,680 |
| Viacom, Cl. B | 2,725 | a | 107,965 |
| Walt Disney | 10,450 | | 327,921 |
| Weight Watchers International | 2,650 | | 122,775 |
| Yum! Brands | 5,950 | | 221,400 |
| | | | **3,135,152** |
| **Consumer Staples–5.5%** | | | |
| Altria Group | 2,650 | | 58,830 |
| Campbell Soup | 3,750 | | 127,312 |
| H.J. Heinz | 2,350 | | 110,380 |
| Herbalife | 3,750 | | 178,125 |
| Kellogg | 1,950 | | 102,492 |
| PepsiCo | 3,075 | | 222,015 |
| Procter & Gamble | 6,800 | | 476,476 |
| Reynolds American | 5,075 | | 299,577 |
| Sara Lee | 7,225 | | 101,006 |
| | | | **1,676,213** |
| **Energy–9.4%** | | | |
| Chevron | 5,825 | | 497,222 |
| ConocoPhillips | 6,000 | | 457,260 |

## Growth Portfolio (continued)

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Energy (continued)** | | |
| Exxon Mobil | 11,375 | 962,097 |
| Hess | 1,175 | 103,612 |
| Marathon Oil | 4,100 | 186,960 |
| National Oilwell Varco | 1,750 a | 102,165 |
| Occidental Petroleum | 3,850 | 281,705 |
| Transocean | 519 a | 70,168 |
| Valero Energy | 3,625 | 178,024 |
| | | **2,839,213** |
| **Financial—10.2%** | | |
| Aegon | 9,675 | 141,642 |
| American International Group | 2,675 | 115,693 |
| Bank of America | 5,175 | 196,184 |
| Chubb | 4,750 | 235,030 |
| Citigroup | 4,100 | 87,822 |
| Deutsche Bank | 1,375 b | 155,443 |
| Federated Investors, Cl. B | 3,425 | 134,123 |
| GLG Partners | 10,550 b | 125,229 |
| Goldman Sachs Group | 1,025 | 169,525 |
| Greenhill & Co. | 1,600 b | 111,296 |
| Hartford Financial Services Group | 1,175 | 89,030 |
| Hudson City Bancorp | 5,375 | 95,030 |
| JPMorgan Chase & Co. | 7,025 | 301,724 |
| Lehman Brothers Holdings | 1,225 b | 46,109 |
| MetLife | 3,075 | 185,300 |
| Northern Trust | 1,850 | 122,970 |
| Nymex Holdings | 1,175 | 106,490 |
| ProLogis | 2,200 | 129,492 |
| Public Storage | 1,075 | 95,267 |
| State Street | 2,450 | 193,550 |
| TD Ameritrade Holding | 7,225 a | 119,285 |
| Waddell & Reed Financial, Cl. A | 3,800 | 122,094 |
| | | **3,078,328** |
| **Health Care—7.6%** | | |
| Aetna | 1,275 | 53,664 |
| Alcon | 1,125 | 160,031 |
| Amgen | 5,475 a | 228,745 |

## Growth Portfolio (continued)

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Health Care (continued)** | | |
| Becton, Dickinson & Co. | 1,800 | 154,530 |
| CIGNA | 3,225 | 130,838 |
| Eli Lilly & Co. | 2,650 | 136,714 |
| Endo Pharmaceuticals Holdings | 6,925 [a] | 165,784 |
| Forest Laboratories | 2,600 [a] | 104,026 |
| Humana | 1,275 [a] | 57,197 |
| Johnson & Johnson | 1,325 | 85,953 |
| Medtronic | 2,350 | 113,670 |
| Merck & Co. | 2,250 | 85,388 |
| Pfizer | 22,800 | 477,204 |
| UnitedHealth Group | 4,000 | 137,440 |
| WellPoint | 1,750 [a] | 77,228 |
| Wyeth | 3,225 | 134,676 |
| | | **2,303,088** |
| **Industrial—6.9%** | | |
| Acuity Brands | 3,025 | 129,923 |
| Cummins | 1,375 | 64,377 |
| Deere & Co. | 1,850 | 148,814 |
| General Electric | 10,050 | 371,950 |
| Jacobs Engineering Group | 1,425 [a] | 104,866 |
| Lockheed Martin | 1,650 | 163,845 |
| Northrop Grumman | 1,600 | 124,496 |
| Parker Hannifin | 2,400 | 166,248 |
| Raytheon | 5,950 | 384,430 |
| Tyco International | 2,500 | 110,125 |
| United Technologies | 4,500 | 309,690 |
| | | **2,078,764** |
| **Information Technology—11.0%** | | |
| Accenture, Cl. A | 7,325 | 257,620 |
| Apple | 1,125 [a] | 161,437 |
| Applied Materials | 12,350 | 240,948 |
| Autodesk | 2,725 [a] | 85,783 |
| Cisco Systems | 8,250 [a] | 198,742 |
| Dell | 6,350 [a] | 126,492 |
| Google, Cl. A | 500 [a] | 220,235 |
| Hewlett-Packard | 2,725 | 124,424 |

## Growth Portfolio (continued)

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Information Technology (continued)** | | |
| International Business Machines | 3,525 | 405,869 |
| Lexmark International, Cl. A | 2,600 a | 79,872 |
| MasterCard, Cl. A | 625 b | 139,369 |
| Microsoft | 16,850 | 478,203 |
| Nokia, ADR | 5,950 | 189,389 |
| Novell | 18,400 a | 115,736 |
| QLogic | 9,275 a | 142,371 |
| QUALCOMM | 2,400 | 98,400 |
| Texas Instruments | 5,850 | 165,380 |
| Western Union | 5,950 | 126,557 |
| | | **3,356,827** |
| **Materials−3.8%** | | |
| Dow Chemical | 2,150 | 79,227 |
| Freeport-McMoRan Copper & Gold | 1,275 | 122,680 |
| Methanex | 5,475 b | 143,281 |
| Monsanto | 2,150 | 239,725 |
| Nucor | 1,750 | 118,545 |
| Owens-Illinois | 2,450 a | 138,254 |
| Sigma-Aldrich | 2,050 | 122,283 |
| United States Steel | 1,425 | 180,790 |
| | | **1,144,785** |
| **Telecommunication Services−2.7%** | | |
| AT & T | 13,275 | 508,432 |
| Millicom International Cellular | 775 a | 73,276 |
| Rogers Communications, Cl. B | 2,500 | 89,800 |
| Windstream | 12,750 | 152,363 |
| | | **823,871** |
| **Utilities−2.2%** | | |
| Consolidated Edison | 2,600 | 103,220 |
| Constellation Energy Group | 1,650 | 145,645 |
| Mirant | 4,975 a,b | 181,040 |
| Sempra Energy | 4,150 | 221,112 |
| | | **651,017** |
| **Total Common Stocks** | | |
| (cost $19,374,851) | | **21,087,258** |

## Growth Portfolio (continued)

| Short-Term Investments–3.3% | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Treasury Bills;** | | |
| 2.01%, 5/29/08 (cost $996,761) | 1,000,000 [c] | **997,801** |

| Other Investment–26.3% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $7,963,000) | 7,963,000 [d] | **7,963,000** |

| Investment of Cash Collateral for Securities Loaned–2.6% | | |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Fund (cost $801,388) | 801,388 [d] | **801,388** |

| | | |
|---|---|---|
| **Total Investments** (cost $29,136,000) | **101.9%** | **30,849,447** |
| **Liabilities, Less Cash and Receivables** | **(1.9%)** | **(571,485)** |
| **Net Assets** | **100.0%** | **30,277,962** |

*ADR—American Depository Receipts*

[a] *Non-income producing security.*

[b] *All or a portion of these securities are on loan. At March 31, 2008, the total market value of the portfolio's securities on loan is $776,371 and the total market value of the collateral held by the portfolio is $801,388.*

[c] *All or partially held by a broker as collateral for open financial futures positions.*

[d] *Investment in affiliated money market mutual fund.*

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Short-Term/Money Market Investments | 32.2 | Industrial | 6.9 |
| Information Technology | 11.0 | Consumer Staples | 5.5 |
| Consumer Discretionary | 10.4 | Materials | 3.8 |
| Financial | 10.2 | Telecommunication Services | 2.7 |
| Energy | 9.4 | Utilities | 2.2 |
| Health Care | 7.6 | | **101.9** |

† *Based on net assets.*

*See notes to financial statements.*

## STATEMENT OF FINANCIAL FUTURES

March 31, 2008 (Unaudited)

### Growth Portfolio

| | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized Appreciation (Depreciation) at 3/31/2008 ($) |
|---|---|---|---|---|
| **Financial Futures Long** | | | | |
| CAC 40 | 2 | 145,372 | June 2008 | 6,910 |
| DJ Euro STOXX 50 | 26 | 1,456,782 | June 2008 | 66,850 |
| FTSE 100 | 10 | 1,132,931 | June 2008 | 43,148 |
| Hang Seng | 1 | 145,387 | April 2008 | 1,378 |
| Russell 2000 | 15 | 5,175,000 | June 2008 | 119,925 |
| SPI ASX 200 Index | 2 | 246,571 | June 2008 | 11,418 |
| TOPIX | 7 | 853,581 | June 2008 | (8,534) |
| | | | | **241,095** |

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

March 31, 2008 (Unaudited)

| | Income Portfolio | Growth and Income Portfolio | Growth Portfolio |
|---|---|---|---|
| **Assets ($):** | | | |
| Investments in securities– | | | |
| See Statement of Investments†–Note 2(c) | | | |
| (including securities on loan††): | | | |
|   Unaffiliated issuers | 11,350,839 | 53,307,259 | 22,085,059 |
|   Affiliated issuers | 8,111,672 | 18,542,013 | 8,764,388 |
| Cash | 85,089 | 55,692 | 24,564 |
| Receivable for investment securities sold | 156,147 | 576,320 | – |
| Dividends and interest receivable | 126,870 | 347,368 | 47,950 |
| Receivable for shares of | | | |
|   Common Stock subscribed | – | 1,100 | 226 |
| Receivable for futures variation margin–Note 5 | 14,025 | 211,816 | 230,134 |
| Prepaid expenses | 13,941 | 14,642 | 14,137 |
| | **19,858,583** | **73,056,210** | **31,166,458** |
| **Liabilities ($):** | | | |
| Due to The Dreyfus Corporation | | | |
|   and affiliates–Note 4(b) | 7,340 | 59,886 | 30,145 |
| Liability for securities on loan–Note 2(c) | 3,237,672 | 8,997,013 | 801,388 |
| Payable for investment securities purchased | 156,754 | 224,071 | – |
| Payable for shares of | | | |
|   Common Stock redeemed | 11,135 | 83,853 | 14,847 |
| Accrued expenses | 32,535 | 115,785 | 42,116 |
| | **3,445,436** | **9,480,608** | **888,496** |
| **Net Assets ($)** | **16,413,147** | **63,575,602** | **30,277,962** |

| | Income Portfolio | Growth and Income Portfolio | Growth Portfolio |
|---|---|---|---|
| **Composition of Net Assets ($):** | | | |
| Paid-in capital | 17,692,422 | 62,996,271 | 29,889,764 |
| Accumulated distributions in excess of investment income–net | (151,948) | (40,622) | (16,240) |
| Accumulated net realized gain (loss) on investments | (1,409,943) | (2,763,204) | (1,550,104) |
| Accumulated net unrealized appreciation (depreciation) on investments [including ($12,880) net unrealized (depreciation) on financial futures for the Income Portfolio] | 282,616 | – | – |
| Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions (including $267,337 and $241,095 net unrealized appreciation on financial futures for the Growth and Income Portfolio and the Growth Portfolio, respectively) | – | 3,383,157 | 1,954,542 |
| **Net Assets ($)** | **16,413,147** | **63,575,602** | **30,277,962** |

| Net Asset Value Per Share | Income Portfolio | Growth and Income Portfolio | Growth Portfolio |
|---|---|---|---|
| **Restricted Class Shares** | | | |
| Net Assets ($) | 8,243,801 | 24,186,566 | 21,276,812 |
| Shares Outstanding | 654,273 | 1,677,141 | 1,451,020 |
| **Net Asset Value Per Share ($)** | **12.60** | **14.42** | **14.66** |
| **Investor Class Shares** | | | |
| Net Assets ($) | 8,169,346 | 39,389,036 | 9,001,150 |
| Shares Outstanding | 650,728 | 2,559,197 | 611,283 |
| **Net Asset Value Per Share ($)** | **12.55** | **15.39** | **14.73** |
| † **Investments at cost ($):** | | | |
| Unaffiliated issuers | 11,055,343 | 50,191,439 | 20,371,612 |
| Affiliated issuers | 8,111,672 | 18,542,013 | 8,764,388 |
| †† **Value of securities on loan ($)** | **3,506,134** | **8,992,411** | **776,371** |

*See notes to financial statements.*

48

## STATEMENT OF OPERATIONS

Six Months Ended March 31, 2008 (Unaudited)

| | Income Portfolio | Growth and Income Portfolio | Growth Portfolio |
|---|---|---|---|
| **Investment Income ($):** | | | |
| **Income:** | | | |
| Interest | 805,749 | 655,265 | 17,140 |
| Cash dividends (net of $969 and $766 foreign taxes withheld at source for the Growth and Income Portfolio and the Growth Portfolio, respectively): | | | |
|     Unaffiliated issuers | – | 318,032 | 257,186 |
|     Affiliated issuers | 316,022 | 210,508 | 193,228 |
| Income from securities lending | 33,308 | 39,601 | 1,526 |
| **Total Income** | **1,155,079** | **1,223,406** | **469,080** |
| **Expenses–Note 2(e):** | | | |
| Investment advisory fee–Note 4(a) | 142,312 | 265,744 | 140,227 |
| Shareholder servicing costs–Note 4(b) | 52,098 | 103,188 | 71,343 |
| Auditing fees | 18,950 | 21,543 | 18,032 |
| Custodian fees–Note 4(b) | 5,512 | 9,422 | 7,305 |
| Registration fees | 4,338 | 3,721 | 7,224 |
| Prospectus and shareholders' reports | 1,846 | 10,016 | 3,646 |
| Directors' fees and expenses–Note 4(c) | 1,378 | 964 | 563 |
| Legal fees | 1,363 | 6,328 | 4,894 |
| Loan commitment fees–Note 3 | 445 | 485 | 311 |
| Miscellaneous | 18,034 | 82,065 | 5,643 |
| **Total Expenses** | **246,276** | **503,476** | **259,188** |
| Less–waiver of fees due to undertaking–Note 4(a) | (29,036) | – | |
| Less–reduction in fees due to earnings credits–Note 2(c) | (194) | (1,709) | (648) |
| **Net Expenses** | **217,046** | **501,767** | **258,540** |
| **Investment Income–Net** | **938,033** | **721,639** | **210,540** |

|  | Income Portfolio | Growth and Income Portfolio | Growth Portfolio |
|---|---|---|---|
| **Realized and Unrealized Gain (Loss) on Investments–Note 5 ($):** |  |  |  |
| Net realized gain (loss) on investments | 993,347 | 722,907 | 1,049,476 |
| Net realized gain (loss) on financial futures | (572,280) | (1,958,723) | (1,689,917) |
| **Net Realized Gain (Loss)** | **421,067** | **(1,235,816)** | **(640,441)** |
| Net unrealized appreciation (depreciation) on investments [including ($691,653) net unrealized (depreciation) on financial futures for the Income Portfolio] | (497,734) | – | – |
| Net unrealized appreciation (depreciation) on investments and foreign currency transactions [including ($173,617) and ($210,809) net unrealized (depreciation) on financial futures for the Growth and Income Portfolio and the Growth Portfolio, respectively] | – | (4,211,039) | (4,675,633) |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **(76,667)** | **(5,446,855)** | **(5,316,074)** |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **861,366** | **(4,725,216)** | **(5,105,534)** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| Income Portfolio | Six Months Ended March 31, 2008 (Unaudited) | Year Ended September 30, 2007 |
|---|---|---|
| **Operations ($):** | | |
| Investment income–net | 938,033 | 4,236,866 |
| Net realized gain (loss) on investments | 421,067 | 1,487,308 |
| Net unrealized appreciation (depreciation) on investments | (497,734) | 1,158,045 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **861,366** | **6,882,219** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Restricted Class shares | (3,872,963) | (3,705,462) |
| Investor Class shares | (333,726) | (398,032) |
| **Total Dividends** | **(4,206,689)** | **(4,103,494)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Restricted Class shares | 3,230,421 | 7,940,784 |
| Investor Class shares | 987,584 | 1,682,593 |
| Dividends reinvested: | | |
| Restricted Class shares | 3,869,979 | 3,701,545 |
| Investor Class shares | 327,948 | 391,880 |
| Cost of shares redeemed: | | |
| Restricted Class shares | (93,499,804) | (5,868,654) |
| Investor Class shares | (1,434,958) | (4,173,525) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(86,518,830)** | **3,674,623** |
| **Total Increase (Decrease) in Net Assets** | **(89,864,153)** | **6,453,348** |
| **Net Assets ($):** | | |
| Beginning of Period | 106,277,300 | 99,823,952 |
| **End of Period** | **16,413,147** | **106,277,300** |
| Undistributed (distributions in excess of) investment income–net | (151,948) | 3,116,708 |

| Income Portfolio (continued) | Six Months Ended March 31, 2008 (Unaudited) | Year Ended September 30, 2007 |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Restricted Class Shares** | | |
| Shares sold | 250,847 | 620,456 |
| Shares issued for dividends reinvested | 304,244 | 294,006 |
| Shares redeemed | (7,331,711) | (458,589) |
| **Net Increase (Decrease) in Shares Outstanding** | **(6,776,620)** | **455,873** |
| **Investor Class Shares** | | |
| Shares sold | 77,539 | 132,380 |
| Shares issued for dividends reinvested | 25,925 | 31,325 |
| Shares redeemed | (112,881) | (328,247) |
| **Net Increase (Decrease) in Shares Outstanding** | **(9,417)** | **(164,542)** |

*See notes to financial statements.*

| Growth and Income Portfolio | Six Months Ended March 31, 2008 (Unaudited) | Year Ended September 30, 2007 |
|---|---|---|
| **Operations ($):** | | |
| Investment income–net | 721,639 | 1,993,956 |
| Net realized gain (loss) on investments | (1,235,816) | 5,244,730 |
| Net unrealized appreciation (depreciation) on investments | (4,211,039) | 2,266,828 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **(4,725,216)** | **9,505,514** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Restricted Class shares | (878,549) | (1,270,317) |
| Investor Class shares | (1,222,184) | (1,331,395) |
| Net realized gain on investments: | | |
| Restricted Class shares | (1,914,040) | (1,936,550) |
| Investor Class shares | (2,962,790) | (2,174,366) |
| **Total Dividends** | **(6,977,563)** | **(6,712,628)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Restricted Class shares | 2,046,705 | 3,787,470 |
| Investor Class shares | 2,196,700 | 4,985,736 |
| Dividends reinvested: | | |
| Restricted Class shares | 2,787,768 | 3,202,553 |
| Investor Class shares | 4,071,459 | 3,398,026 |
| Cost of shares redeemed: | | |
| Restricted Class shares | (10,189,535) | (14,916,440) |
| Investor Class shares | (6,566,770) | (12,803,222) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(5,653,673)** | **(12,345,877)** |
| **Total Increase (Decrease) in Net Assets** | **(17,356,452)** | **(9,552,991)** |
| **Net Assets ($):** | | |
| Beginning of Period | 80,932,054 | 90,485,045 |
| **End of Period** | **63,575,602** | **80,932,054** |
| Undistributed (distributions in excess of) investment income–net | (40,622) | 1,338,472 |

| Growth and Income Portfolio (continued) | Six Months Ended March 31, 2008 (Unaudited) | Year Ended September 30, 2007 |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Restricted Class Shares** | | |
| Shares sold | 132,985 | 226,864 |
| Shares issued for dividends reinvested | 183,890 | 198,300 |
| Shares redeemed | (624,942) | (900,447) |
| **Net Increase (Decrease) in Shares Outstanding** | **(308,067)** | **(475,283)** |
| **Investor Class Shares** | | |
| Shares sold | 132,912 | 282,248 |
| Shares issued for dividends reinvested | 249,930 | 198,252 |
| Shares redeemed | (399,352) | (736,807) |
| **Net Increase (Decrease) in Shares Outstanding** | **(16,510)** | **(256,307)** |

*See notes to financial statements.*

| Growth Portfolio | Six Months Ended March 31, 2008 (Unaudited) | Year Ended September 30, 2007 |
|---|---|---|
| **Operations ($):** | | |
| Investment income–net | 210,540 | 738,770 |
| Net realized gain (loss) on investments | (640,441) | 4,193,045 |
| Net unrealized appreciation (depreciation) on investments | (4,675,633) | 1,731,525 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **(5,105,534)** | **6,663,340** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Restricted Class shares | (505,739) | (755,399) |
| Investor Class shares | (194,393) | (420,855) |
| Net realized gain on investments: | | |
| Restricted Class shares | (2,541,662) | (47,654) |
| Investor Class shares | (1,124,294) | (29,211) |
| **Total Dividends** | **(4,366,088)** | **(1,253,119)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Restricted Class shares | 3,303,479 | 7,178,139 |
| Investor Class shares | 933,607 | 3,213,568 |
| Dividends reinvested: | | |
| Restricted Class shares | 2,973,705 | 784,787 |
| Investor Class shares | 1,312,201 | 445,221 |
| Cost of shares redeemed: | | |
| Restricted Class shares | (13,010,203) | (6,552,324) |
| Investor Class shares | (2,683,493) | (10,928,960) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(7,170,704)** | **(5,859,569)** |
| **Total Increase (Decrease) in Net Assets** | **(16,642,326)** | **(449,348)** |
| **Net Assets ($):** | | |
| Beginning of Period | 46,920,288 | 47,369,636 |
| **End of Period** | **30,277,962** | **46,920,288** |
| Undistributed (distributions in excess of) investment income–net | (16,240) | 473,352 |

| Growth Portfolio (continued) | Six Months Ended March 31, 2008 (Unaudited) | Year Ended September 30, 2007 |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Restricted Class Shares** | | |
| Shares sold | 199,198 | 395,567 |
| Shares issued for dividends reinvested | 183,449 | 44,338 |
| Shares redeemed | (744,632) | (359,499) |
| **Net Increase (Decrease) in Shares Outstanding** | **(361,985)** | **80,406** |
| **Investor Class Shares** | | |
| Shares sold | 55,808 | 177,540 |
| Shares issued for dividends reinvested | 80,503 | 25,012 |
| Shares redeemed | (166,993) | (610,462) |
| **Net Increase (Decrease) in Shares Outstanding** | **(30,682)** | **(407,910)** |

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class of each portfolio for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in each portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolios' financial statements.

| Income Portfolio | Six Months Ended March 31, 2008 (Unaudited) | Restricted Class Shares | | | | |
|---|---|---|---|---|---|---|
| | | Year Ended September 30, | | | | |
| | | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 13.14 | 12.81 | 12.83 | 12.89 | 12.83 | 12.24 |
| Investment Operations: | | | | | | |
| Investment income—net [a] | .21 | .53 | .46 | .40 | .34 | .37 |
| Net realized and unrealized gain (loss) on investments | (.23) | .33 | .05 | (.02) | .17 | .62 |
| Total from Investment Operations | (.02) | .86 | .51 | .38 | .51 | .99 |
| Distributions: | | | | | | |
| Dividends from investment income—net | (.52) | (.53) | (.53) | (.44) | (.45) | (.40) |
| Net asset value, end of period | 12.60 | 13.14 | 12.81 | 12.83 | 12.89 | 12.83 |
| **Total Return (%)** | (.20)[b] | 6.87 | 4.12 | 3.02 | 4.03 | 8.27 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .92[c] | .94 | 1.02 | .72 | .72 | .71 |
| Ratio of net expenses to average net assets | .90[c] | .94[d] | 1.02[d] | .72[d] | .72[d] | .71 |
| Ratio of net investment income to average net assets | 3.93[c] | 4.11 | 3.68 | 3.14 | 2.64 | 2.96 |
| Portfolio Turnover Rate | 101.90[b] | 36.02 | 31.94 | 38.77 | 35.18 | 37.88 |
| Net Assets, end of period ($ x 1,000) | 8,244 | 97,656 | 89,341 | 97,984 | 98,032 | 92,924 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Not annualized.*
[c]  *Annualized.*
[d]  *The difference for the period represents less than .01%.*
*See notes to financial statements.*

| Income Portfolio (continued) | Six Months Ended March 31, 2008 (Unaudited) | Investor Class Shares | | | | |
|---|---|---|---|---|---|---|
| | | Year Ended September 30, | | | | |
| | | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 13.06 | 12.71 | 12.75 | 12.82 | 12.77 | 12.19 |
| Investment Operations: | | | | | | |
| Investment income–net [a] | .26 | .51 | .44 | .34 | .27 | .31 |
| Net realized and unrealized gain (loss) on investments | (.26) | .34 | .05 | (.04) | .17 | .62 |
| Total from Investment Operations | (.00)[b] | .85 | .49 | .30 | .44 | .93 |
| Distributions: | | | | | | |
| Dividends from investment income–net | (.51) | (.50) | (.53) | (.37) | (.39) | (.35) |
| Net asset value, end of period | 12.55 | 13.06 | 12.71 | 12.75 | 12.82 | 12.77 |
| **Total Return (%)** | (.02)[c] | 6.84 | 3.95 | 2.37 | 3.52 | 7.76 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.60[d] | 1.21 | 1.20 | 1.26 | 1.25 | 1.19 |
| Ratio of net expenses to average net assets | 1.00[d] | 1.00 | 1.20[e] | 1.26[e] | 1.25[e] | 1.19 |
| Ratio of net investment income to average net assets | 4.04[d] | 4.04 | 3.50 | 2.66 | 2.12 | 2.48 |
| Portfolio Turnover Rate | 101.90[c] | 36.02 | 31.94 | 38.77 | 35.18 | 37.88 |
| Net Assets, end of period ($ x 1,000) | 8,169 | 8,621 | 10,483 | 10,474 | 13,095 | 19,570 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Amount represents less than $.01 per share.*
[c]  *Not annualized.*
[d]  *Annualized.*
[e]  *The difference for the period represents less than .01%.*
*See notes to financial statements.*

| Growth and Income Portfolio | Six Months Ended March 31, 2008 (Unaudited) | Restricted Class Shares | | | | |
| | | Year Ended September 30, | | | | |
| | | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|---|
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 17.18 | 16.60 | 16.11 | 15.09 | 14.16 | 12.54 |
| Investment Operations: | | | | | | |
| Investment income−net [a] | .18 | .42 | .36 | .35 | .26 | .25 |
| Net realized and unrealized gain (loss) on investments | (1.22) | 1.45 | .94 | 1.07 | .99 | 1.73 |
| Total from Investment Operations | (1.04) | 1.87 | 1.30 | 1.42 | 1.25 | 1.98 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.54) | (.51) | (.81) | (.40) | (.32) | (.36) |
| Dividends from net realized gain on investments | (1.18) | (.78) | – | – | – | – |
| Total Distributions | (1.72) | (1.29) | (.81) | (.40) | (.32) | (.36) |
| Net asset value, end of period | 14.42 | 17.18 | 16.60 | 16.11 | 15.09 | 14.16 |
| **Total Return (%)** | (6.51)[b] | 11.70 | 8.44 | 9.49 | 8.90 | 16.12 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.20[c] | 1.00 | 1.02 | .84 | .82 | .81 |
| Ratio of net expenses to average net assets | 1.20[c,d] | 1.00[d] | 1.02[d] | .84[d] | .82[d] | .81 |
| Ratio of net investment income to average net assets | 2.26[c] | 2.50 | 2.48 | 2.28 | 1.71 | 1.91 |
| Portfolio Turnover Rate | 21.76[b] | 49.68 | 48.36 | 58.32 | 60.52 | 69.67 |
| Net Assets, end of period ($ x 1,000) | 24,187 | 34,102 | 40,856 | 171,055 | 196,656 | 187,661 |

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
[c] *Annualized.*
[d] *The difference for the period represents less than .01%.*
*See notes to financial statements.*

The Portfolio **59**

| Growth and Income Portfolio (continued) | Six Months Ended March 31, 2008 (Unaudited) | Investor Class Shares | | | | |
|---|---|---|---|---|---|---|
| | | Year Ended September 30, | | | | |
| | | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 18.18 | 17.52 | 16.98 | 15.81 | 14.85 | 13.12 |
| Investment Operations: | | | | | | |
| Investment income–net [a] | .16 | .39 | .36 | .34 | .18 | .20 |
| Net realized and unrealized gain (loss) on investments | (1.28) | 1.53 | .97 | 1.12 | 1.03 | 1.82 |
| Total from Investment Operations | (1.12) | 1.92 | 1.33 | 1.46 | 1.21 | 2.02 |
| Distributions: | | | | | | |
| Dividends from investment income–net | (.49) | (.48) | (.79) | (.29) | (.25) | (.29) |
| Dividends from net realized gain on investments | (1.18) | (.78) | – | – | – | – |
| Total Distributions | (1.67) | (1.26) | (.79) | (.29) | (.25) | (.29) |
| Net asset value, end of period | 15.39 | 18.18 | 17.52 | 16.98 | 15.81 | 14.85 |
| **Total Return (%)** | (6.61)[b] | 11.37 | 8.08 | 9.27 | 8.23 | 15.60 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.57[c] | 1.34 | 1.32 | 1.04 | 1.37 | 1.28 |
| Ratio of net expenses to average net assets | 1.56[c] | 1.34[d] | 1.32[d] | 1.04[d] | 1.37[d] | 1.28 |
| Ratio of net investment income to average net assets | 1.89[c] | 2.18 | 2.13 | 2.08 | 1.15 | 1.44 |
| Portfolio Turnover Rate | 21.76[b] | 49.68 | 48.36 | 58.32 | 60.52 | 69.67 |
| Net Assets, end of period ($ x 1,000) | 39,389 | 46,830 | 49,629 | 51,247 | 57,483 | 136,423 |

[a]  *Based on average shares outstanding at each month end.*

[b]  *Not annualized.*

[c]  *Annualized.*

[d]  *The difference for the period represents less than .01%.*

*See notes to financial statements.*

| | Six Months Ended | Restricted Class Shares | | | | |
|---|---|---|---|---|---|---|
| **Growth** | March 31, 2008 | Year Ended September 30, | | | | |
| **Portfolio** | (Unaudited) | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 19.10 | 17.00 | 15.56 | 13.59 | 12.15 | 10.02 |
| Investment Operations: | | | | | | |
| Investment income–net[a] | .10 | .30 | .24 | .21 | .07 | .07 |
| Net realized and unrealized gain (loss) on investments | (2.43) | 2.26 | 1.60 | 1.84 | 1.45 | 2.12 |
| Total from Investment Operations | (2.33) | 2.56 | 1.84 | 2.05 | 1.52 | 2.19 |
| Distributions: | | | | | | |
| Dividends from investment income–net | (.35) | (.43) | (.40) | (.08) | (.08) | (.06) |
| Dividends from net realized gain on investments | (1.76) | (.03) | – | – | – | – |
| Total Distributions | (2.11) | (.46) | (.40) | (.08) | (.08) | (.06) |
| Net asset value, end of period | 14.66 | 19.10 | 17.00 | 15.56 | 13.59 | 12.15 |
| **Total Return (%)** | (13.23)[b] | 15.24 | 11.99 | 15.12 | 12.50 | 21.95 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.27[c] | 1.18 | 1.27 | .86 | .84 | .91 |
| Ratio of net expenses to average net assets | 1.27[c,d] | 1.18[d] | 1.27[d] | .86[d] | .84[d] | .91 |
| Ratio of net investment income to average net assets | 1.25[c] | 1.66 | 1.59 | 1.46 | .55 | .61 |
| Portfolio Turnover Rate | 35.11[b] | 52.30 | 55.09 | 75.92 | 74.19 | 83.90 |
| Net Assets, end of period ($ x 1,000) | 21,277 | 34,624 | 29,454 | 76,189 | 74,742 | 62,473 |

[a]   *Based on average shares outstanding at each month end.*
[b]   *Not annualized.*
[c]   *Annualized.*
[d]   *The difference for the period represents less than .01%.*
*See notes to financial statements.*

| Growth Portfolio (continued) | Six Months Ended March 31, 2008 (Unaudited) | Investor Class Shares Year Ended September 30, | | | | |
|---|---|---|---|---|---|---|
| | | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 19.15 | 17.06 | 15.58 | 13.59 | 12.18 | 10.04 |
| Investment Operations: | | | | | | |
| Investment income–net [a] | .07 | .25 | .23 | .15 | .00[b] | .02 |
| Net realized and unrealized gain (loss) on investments | (2.42) | 2.26 | 1.58 | 1.84 | 1.44 | 2.12 |
| Total from Investment Operations | (2.35) | 2.51 | 1.81 | 1.99 | 1.44 | 2.14 |
| Distributions: | | | | | | |
| Dividends from investment income–net | (.31) | (.39) | (.33) | – | (.03) | (.00)[b] |
| Dividends from net realized gain on investments | (1.76) | (.03) | – | – | – | – |
| Total Distributions | (2.07) | (.42) | (.33) | – | (.03) | (.00)[b] |
| Net asset value, end of period | 14.73 | 19.15 | 17.06 | 15.58 | 13.59 | 12.18 |
| **Total Return (%)** | (13.38)[c] | 14.88 | 11.76 | 14.64 | 11.85 | 21.35 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.66[d] | 1.47 | 1.41 | 1.31 | 1.36 | 1.37 |
| Ratio of net expenses to average net assets | 1.66[d,e] | 1.47[e] | 1.41[e] | 1.31[e] | 1.36[e] | 1.37 |
| Ratio of net investment income to average net assets | .83[d] | 1.38 | 1.45 | 1.01 | .02 | .15 |
| Portfolio Turnover Rate | 35.11[c] | 52.30 | 55.09 | 75.92 | 74.19 | 83.90 |
| Net Assets, end of period ($ x 1,000) | 9,001 | 12,297 | 17,915 | 15,013 | 14,698 | 22,210 |

[a]  *Based on average shares outstanding at each month end.*

[b]  *Amount represents less than $.01 per share.*

[c]  *Not annualized.*

[d]  *Annualized.*

[e]  *The difference for the period represents less than .01%.*

*See notes to financial statements.*

### NOTE 1—General:

Dreyfus Lifetime Portfolios, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three diversified portfolios: the Income Portfolio, the primary investment objective of which is to maximize current income, the Growth and Income Portfolio, the investment objective of which is to maximize total return, consisting of capital appreciation and current income and the Growth Portfolio, the investment objective of which is capital appreciation. The fund accounts separately for the assets, liabilities and operations of each portfolio. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as each portfolio's investment adviser. Mellon Equity Associates ("Mellon Equity"), an indirect wholly owned subsidiary of BNY Mellon, serves as each portfolio's sub-investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 50 million shares of $.001 par value Common Stock in each of the following classes of shares: Restricted and Investor. Investor Class shares are offered to any investor and Restricted Class shares are offered only to clients of certain banks, securities brokers or dealers and other financial institutions (collectively, Service Agents) that have entered into selling agreements with the Distributor. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfers agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enter into contracts that contain a variety of indemnifications. The portfolios' maximum exposure under these arrangements is unknown. The portfolios do not anticipate recognizing any loss related to these arrangements.

### NOTE 2—Significant Accounting Policies:

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.

Debt securities excluding short-term investments (other than U.S. Treasury Bills) and financial futures are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the portfolio not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

**(b) Foreign currency transactions:** Each portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gains or losses on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolios' books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

**(c) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolios have arrangements with the custodian and cash management banks whereby the portfolios may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the portfolios include net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A.("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, each portfolio may lend securities to qualified institutions. It is each portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by Dreyfus, U.S. Government and Agency securities or Letters of Credit. Each portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, each portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended March 31, 2008, Mellon Bank earned the following from lending portfolio securities, pursuant to the securities lending agreement.

| | |
|---|---|
| Income Portfolio | $17,935 |
| Growth and Income Portfolio | 16,972 |
| Growth Portfolio | 654 |

**(d) Affiliated issuers:** Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

**(e) Expenses:** Expenses directly attributable to each portfolio are charged to that portfolio's operations; expenses which are applicable to all portfolios are allocated among them on a pro rata basis.

**(f) Dividends to shareholders:** Dividends are recorded by each portfolio on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, with respect to each portfolio, are normally declared and paid annually, but each portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that a net realized capital gains of a portfolio can be offset by a capital loss carryover of that portfolio, it is the policy of each portfolio not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(g) Federal income taxes:** It is the policy of each portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. For federal income tax purposes, each portfolio is treated as a single entity for the purpose of determining such qualification.

During the current year, the portfolios adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolios' tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the portfolios for the period ended March 31, 2008.

Each of the tax years in the three-year period ended September 30, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The following summarizes the Income Portfolio's unused capital loss carryover available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to September 30, 2007:

| | 2010 ($)[†] | 2011 ($)[†] | Total ($) |
|---|---|---|---|
| Income Portfolio | 99,705 | 336,907 | 436,612 |

[†]  *If not applied, the carryover expires in the above years.*

The tax characters of distributions paid to shareholders during the fiscal year ended September 30, 2007 for the Income Portfolio, the Growth and Income Portfolio and the Growth Portfolio, respectively, were as follows: ordinary income $4,103,494, $2,941,032 and $1,176,254 and long-term capital gains $0, $3,771,596 and $76,865. The tax character of current year distributions will be determined at the end of the current fiscal year.

### NOTE 3—Bank Line of Credit:

Each portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, each portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to a portfolio based on prevailing market rates in effect at the time of borrowing. During the period ended March 31, 2008 the Income Portfolio, Growth and Income Portfolio and the Growth Portfolio did not borrow under the Facility.

### NOTE 4—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions with Affiliates:

**(a)** Pursuant to an investment advisory agreement (the "Agreement") with Dreyfus, the investment advisory fee is computed on the value of each portfolio's average daily net assets and is payable monthly at the following annual rates: .60% of the Income Portfolio and .75% of the Growth and Income Portfolio and the Growth Portfolio. Dreyfus has undertaken for the Income Portfolio for the period from October 1, 2007 through September 30, 2008, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class (excluding taxes, brokerage, commissions and extraordinary expenses) exceeding 1%. The waiver of fees, pursuant to the undertaking, amount to $29,036 during the period ended March 31, 2008 for the Income Portfolio.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Mellon Equity, Dreyfus has agreed to pay Mellon Equity a monthly sub-advisory fee for each portfolio, computed at the following annual rates:

| Total Portfolio Net Assets | Annual Fee as a Percentage of Average Daily Net Assets of each Portfolio |
|---|---|
| $0 up to $600 million | .28% |
| $600 million up to $1.2 billion | .18% |
| $1.2 billion up to $1.8 billion | .13% |
| In excess of $1.8 billion | .08% |

**(b)** Under the Shareholder Services Plan, each portfolio pays the Distributor, at an annual rate of .25% of the value of the average daily net assets of each portfolio's Investor Class shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding each portfolio and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents.

During the period ended March 31, 2008, each portfolio's Investor Class was charged the following pursuant to the Shareholder Services Plan:

| | |
|---|---|
| Income Portfolio | $10,407 |
| Growth and Income Portfolio | 53,492 |
| Growth Portfolio | 13,374 |

Each portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for each portfolio. During the period ended March 31, 2008, each portfolio was charged the following pursuant to the transfer agency agreement:

| | |
|---|---|
| Income Portfolio | $ 3,031 |
| Growth and Income Portfolio | 11,794 |
| Growth Portfolio | 4,731 |

Each portfolio compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to portfolio subscriptions and redemptions. During the period ended March 31, 2008, the portfolio was charged the following pursuant to the cash management agreement.

| | |
|---|---|
| Income Portfolio | $ 194 |
| Growth and Income Portfolio | 1,238 |
| Growth Portfolio | 339 |

Each portfolio compensates Mellon Bank, under a custody agreement for providing custodial services for each portfolio. During the period ended March 31, 2008, each portfolio was charged the following pursuant to the custody agreement:

| | |
|---|---|
| Income Portfolio | $5,512 |
| Growth and Income Portfolio | 9,422 |
| Growth Portfolio | 7,305 |

During the period ended March 31, 2008, each portfolio was charged $2,709 for services performed by the Chief Compliance Officer.

The following summarizes the components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities for each portfolio:

| | Investment Advisory Fees ($) | Shareholder Services Plan Fees ($) | Custodian Fees ($) | Chief Compliance Officer Fees ($) | Transfer Agency Per Account Fees ($) | Expense Reimbursement ($) |
|---|---|---|---|---|---|---|
| Income Portfolio | 8,302 | 1,726 | 2,868 | 2,709 | 700 | 8,965 |
| Growth and Income Portfolio | 40,229 | 8,297 | 5,111 | 2,709 | 3,540 | – |
| Growth Portfolio | 19,146 | 1,906 | 5,204 | 2,709 | 1,180 | – |

**(c)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 5—Securities Transactions:

The following summarizes the aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities and financial futures, during the period ended March 31, 2008:

|  | Purchases ($) | Sales ($) |
|---|---|---|
| Income Portfolio | 37,418,332 | 98,527,327 |
| Growth and Income Portfolio | 12,996,798 | 23,746,408 |
| Growth Portfolio | 9,607,287 | 18,450,166 |

Each portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. A portfolio is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require a portfolio to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, a portfolio recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at March 31, 2008, are set forth in the Statements of Financial Futures.

The following summarizes accumulated net unrealized appreciation on investments for each portfolio at March 31, 2008:

|  | Gross Appreciation ($) | Gross (Depreciation) ($) | Net ($) |
|---|---|---|---|
| Income Portfolio | 373,222 | 77,726 | 295,496 |
| Growth and Income Portfolio | 5,934,131 | 2,818,311 | 3,115,820 |
| Growth Portfolio | 3,664,725 | 1,951,278 | 1,713,447 |

At March 31, 2008, the cost of investments for each portfolio for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statements of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

### NOTE 6—Plan of Reorganization:

On October 18, 2007, the Board of Directors of the fund approved, subject to Board and shareholder approval of Dreyfus Founders Balanced Fund, an Agreement and Plan of Reorganization ("Agreement") to merge Dreyfus Founders Balanced Fund into Dreyfus Lifetime Portfolios, Inc.-Growth and Income Portfolio as part of a tax-free reorganization. The Board of Dreyfus Founders Balanced Fund approved the Agreement on November 8, 2007 which was approved by shareholders on April 2, 2008. It is currently anticipated that the Agreement will occur on or about May 14, 2008.

# For More Information

**Dreyfus LifeTime Portfolios, Inc.**
200 Park Avenue
New York, NY 10166

**Investment Adviser**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Sub-Investment Adviser**

Mellon Equity Associates
500 Grant Street
Pittsburgh, PA 15258

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent & Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

|  |  | Investor | Restricted |
|---|---|---|---|
| **Ticker Symbols:** | Growth and Income Portfolio: | DGIIX | DGIRX |
| | Growth Portfolio: | DLGIX | DLGRX |
| | Income Portfolio: | DLIIX | DLIRX |

**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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